FRONTEGRA TOTAL RETURN
BOND FUND

QUARTERLY REPORT

FOR THE PERIOD ENDING JUNE 30, 2007

5-10

Portfolio Appraisal

4

Portfolio Characteristics

3

Portfolio Strategy

2

Fixed Income Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-2100 and/or at
www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling 888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Lehman Brothers Aggregate Bond Index is an unmanaged index of U.S. fixed income securities having a maturity greater than one year.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.  You cannot invest directly in an index.

This information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Frontegra Total Return Bond Fund

Performance Review:  June 30, 2007

The Frontegra Total Return Bond Fund returned
-0.67%, net of fees, for the quarter ending June
30, 2007.  The fund’s  benchmark, the Lehman
Brothers Aggregate Bond Index returned
-0.52%.

For the 12-month period ending June 30,
2007, the Fund outperformed the Lehman
Brothers Aggregate Bond Index.

6.12%

7.59%

One
Year

5.92%

6.02%

4.48%

3.98%

-0.52%

Lehman Brothers Aggregate

     Bond Index

6.27%

6.45%

5.89%

4.93%

-0.67%

Frontegra Total Return

     Bond Fund (net of fees)

Since

Inception

(11/25/96)

Ten

Year

Five

Year

Three

Year

Quarter

Ending
6/30/07

Average Annual Total Return

  Fixed Income Outlook

With rates along the entire U.S. Treasury yield
curve holding near 5.0% after rising in May and
early June, we think that inflation-adjusted
yields across the curve are reasonably
attractive.

While credit spreads spiked upwards at the
end of June, credit spreads remain historically
low and unattractive, particularly in the high
yield market.  Mortgage spreads have widened
and appear much more attractive, especially
since mortgage investors are able to tightly
control credit and prepayment risks.  Poor sub-
prime lending practices have created a variety
of risky mortgage securities, but they can be
easily avoided by knowledgeable investors.

The upwards movement in Treasury yields has
raised questions about the persistence of the
large capital inflow and U.S. trade deficit which
have held down real bond yields.  While an
interruption in capital inflows would certainly
disrupt the bond market, we see few signs that
this will happen any time soon.

While money market rates were unchanged,
yields rose significantly across the rest of
the U.S. Treasury yield curve during the
second quarter of 2007, with 10-year
Treasury yields rising from 4.65% to
5.10%.  As a result, bond market returns
were negative for the quarter.  Despite
housing-related weakness and very weak
GDP growth early in the year, growth
prospects for the U.S. have recently
improved, while core inflation remains
relatively stable.

Despite very weak 0.6% growth in first
quarter U.S. GDP due to manufacturing and
housing retrenchment, forward growth
prospects have improved as manufacturing
and trade have rebounded while housing
appears to be bottoming.  Strong global
economic activity has also been a positive
factor.  We expect GDP growth of about
2.5% in the second quarter and into the
second half of the year.

U.S. consumption appears to be
weakening from its previously above-trend
growth rate, but the underlying
employment, wage, and income trends
remain reasonably strong.  Leading
indicators remain in a prolonged sideways
pattern.

Housing will continue to be a major
negative factor in the second quarter, but
we expect the decline to flatten out in the
second half based on current statistics on
permits, starts, and sales.

Food and energy prices have recently lifted
the inflation numbers, but core price
inflation, which is more important to
monetary policy, remains in our expected
range of 2.0-2.5%.

We expect the Fed funds rate to remain at
5.25% for the foreseeable future.

Portfolio Strategy

High yield exposure was increased slightly
in late June as high yield spreads widened
sharply in sympathy with sub-prime
difficulties.  However, high yield holdings
remain moderate since spreads remain
historically low.

Nondollar holdings are being maintained in
unhedged Yen securities and hedged UK
Treasuries.

Current portfolio strategy is characterized by
the following points:

With inflation-adjusted Treasury yields
falling back to neutral levels after rising
higher in early June, we have returned
portfolio duration to a relatively neutral level.

Yield curve strategy is relatively neutral,
reflecting the substantial flattening of the
curve that has occurred.

Mortgages are overweighted, since the
sector has cheapened and offers relatively
high yields and low risk.  Emphasis is on
stable short-maturity pass-throughs, low
coupons, CMBS and short CMO’s.  The
portfolio does not hold sub-prime issues.  All
mortgage holdings are rated “AAA”.

Investment grade credit exposure is well
below benchmark levels, reflecting low
spreads, unattractive values, and buyout
risks.  Credit themes isolated from these
risks that we currently favor include utility
first mortgage bonds, rail equipment trusts,
and GIC-backed insurance bonds.

A TIPS position was added as TIPS yields
moved up with Treasuries in May and
became attractive, but the position was
eliminated in June as TIPS improved.

Portfolio characteristics are subject to change at any time.

Frontegra Total Return Bond Fund

Portfolio Characteristics:  June 30, 2007

 AAA

AAA

Average Quality

5.7%

5.8%

Average Yield to Maturity/Worst

-0.08

-0.09

Average Portfolio Convexity

4.7 Years

4.8 Years

Average Portfolio Duration

Lehman Brothers Aggregate

Bond Index   (LB AGG)

Frontegra Total
Return Fund

* Includes Agency Mortgages

100.0%

100.0%

     TOTAL

    0.0%

  7.5%

Below Inv. Grade

    7.3%

   3.7%

BBB

    7.8%

   0.4%

A

    5.1%

   0.5%

AA

  79.9%

87.9%

     Total AAA

    6.8%

   17.0%

Other AAA

  50.1%

55.6%

Agency*

  23.0%

   15.3%

Treasury

    0.0%

   0.0%

Money Market

LB AGG Index

Frontegra Total
Return Fund

Quality Structure

100.0%

100.0%

     TOTAL

0.0%

0.0%

Money Market

0.0%

5.7%

Foreign

18.6%

12.6%

Credit

1.0%

0.5%

Asset-Backed

43.1%

61.2%

Mortgage-Backed

14.2%

4.7%

Agency

23.0%

15.3%

Treasury

LB AGG Index

Frontegra Total
Return Fund

Sector Structure

Frontegra Total Return Bond Fund

Portfolio Holdings:   June 30, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

90 DAY EURO$ FUTURE MAR09

0.000

94.740

0.02

ABITIBI-CONSOLIDATED INC

8.500

08/01/29

82.000

0.12

B3

B

AES EASTERN ENERGY

9.000

01/02/17

111.500

0.20

Ba1

BB+

ALLIANCE PIPELINE US

4.591

12/31/25

91.990

0.03

A3

BBB+

AT&T Corp CDS

0.120

03/20/12

99.910

0.00

A2

A

BANC OF AMERICA COMMERCIAL MOR

5.165

09/10/47

98.880

0.40

Aaa

AAA

BANC OF AMERICA COMMERCIAL MOR

4.050

11/10/38

96.200

0.79

Aaa

AAA

BANC OF AMERICA COMMERCIAL MOR

5.226

10/10/45

99.300

0.24

Aaa

AAA

BORGER ENERGY ASSOC/FNDG

7.260

12/31/22

99.000

0.38

Ba3

B+

BURLINGTN NORTH SANTA FE

4.830

01/15/23

91.300

0.14

Aa2

A

CDX.NA.HY.8 6/12 CDS

2.750

06/20/12

98.130

-0.04

Ba2

BB

CDX.NA.IG.7 12/11 CDS

0.400

12/20/11

100.000

0.00

Baa2

BBB

CITIGROUP/DEUTSCHE BANK COMMER

5.322

12/11/49

95.920

0.95

Aaa

AAA

COMCAST CORP CDS

0.170

03/20/12

100.000

0.00

Baa2

BBB+

COMMERCIAL MORTGAGE PASS-THROU

3.251

06/10/38

94.790

0.87

Aaa

AAA

COMMONWEALTH EDISON

5.950

08/15/16

97.890

0.19

Baa2

BBB-

COMMUNITY HEALTH SYS IN

0.000

07/02/14

100.000

0.30

Ba3

NA

CONSUMERS ENERGY CO

4.400

08/15/09

97.710

0.34

Baa1

BBB

COX COMMUNICATIONS INC CDS

0.230

03/20/12

99.780

0.00

Baa3

BBB-

CPG PARTNERS LP

3.500

03/15/09

96.720

0.30

A3

A-

CS FIRST BOSTON MORTGAGE SECUR

5.000

09/25/15

98.530

0.17

Aaa

AAA

EDISON MISSION ENRGY FDG

7.330

09/15/08

100.500

0.31

Ba1

BB-

ENTERGY GULF STATES

4.875

11/01/11

95.820

0.31

Baa3

BBB+

ENTERGY LOUISIANA LLC

5.500

04/01/19

94.890

0.19

Baa1

A-

EUROPEAN INVESTMENT BANK

4.875

02/15/36

90.590

0.31

Aaa

AAA

FANNIE MAE

5.500

01/25/24

98.490

0.03

Aaa

AAA

FANNIE MAE

5.000

09/15/08

99.670

2.18

Aaa

AAA

FANNIE MAE

4.250

04/25/19

95.760

1.04

Aaa

AAA

FANNIE MAE

4.000

08/25/18

95.770

1.22

Aaa

AAA

FANNIE MAE

4.500

03/25/33

95.330

0.59

Aaa

AAA

FANNIE MAE POOL 254659

4.500

02/01/13

97.590

0.14

Aaa

AAA

FANNIE MAE POOL 254758

4.500

06/01/13

97.480

0.58

Aaa

AAA

FANNIE MAE POOL 254806

4.500

07/01/13

97.450

0.28

Aaa

AAA

FANNIE MAE POOL 254865

4.500

09/01/18

95.280

0.77

Aaa

AAA

FANNIE MAE POOL 254909

4.000

09/01/13

96.210

0.34

Aaa

AAA

FANNIE MAE POOL 254919

4.000

09/01/18

93.070

0.23

Aaa

AAA

FANNIE MAE POOL 255450

4.500

10/01/14

97.000

0.15

Aaa

AAA

FANNIE MAE POOL 357312

5.000

12/01/17

97.000

1.08

Aaa

AAA

FANNIE MAE POOL 386341

3.810

08/01/13

92.300

0.35

Aaa

AAA

FANNIE MAE POOL 386441

4.220

08/01/13

93.970

0.30

Aaa

AAA

FANNIE MAE POOL 387219

4.125

01/01/10

97.060

0.59

Aaa

AAA

FANNIE MAE POOL 433043

6.500

06/01/28

102.060

0.02

Aaa

AAA

Frontegra Total Return Bond Fund

Portfolio Holdings:   June 30, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

FANNIE MAE POOL 447704

6.500

11/01/28

102.060

0.02

Aaa

AAA

FANNIE MAE POOL 448235

6.500

11/01/28

102.060

0.01

Aaa

AAA

FANNIE MAE POOL 448635

6.500

11/01/28

102.060

0.02

Aaa

AAA

FANNIE MAE POOL 449012

6.500

11/01/28

102.060

0.00

Aaa

AAA

FANNIE MAE POOL 487778

6.500

03/01/29

102.060

0.01

Aaa

AAA

FANNIE MAE POOL 555203

7.000

12/01/32

102.730

0.30

Aaa

AAA

FANNIE MAE POOL 555648

4.543

06/01/13

95.430

0.21

Aaa

AAA

FANNIE MAE POOL 725546

4.500

06/01/19

95.140

0.50

Aaa

AAA

FANNIE MAE POOL 735065

4.498

08/01/13

94.890

0.18

Aaa

AAA

FANNIE MAE POOL 735841

4.500

11/01/19

95.140

0.98

Aaa

AAA

FANNIE MAE POOL 745444

5.500

04/01/16

99.260

0.37

Aaa

AAA

FANNIE MAE POOL 745659

5.000

04/01/16

98.080

0.33

Aaa

AAA

FANNIE MAE POOL 763019

5.000

08/01/13

98.600

0.15

Aaa

AAA

FANNIE MAE POOL 768008

5.000

06/01/13

98.570

0.28

Aaa

AAA

FANNIE MAE POOL 768009

5.000

06/01/13

98.600

0.16

Aaa

AAA

FANNIEMAE GRANTOR TRUST

7.000

11/25/43

102.840

0.25

Aaa

AAA

FNMA TBA 15YR

6.000

08/19/17

100.410

1.68

Aaa

AAA

FNMA TBA 30YR

5.000

07/01/34

93.690

2.62

NA

NA

FNMA TBA 30YR

5.000

08/01/34

93.660

4.32

Aaa

AAA

FNMA TBA 30YR

5.500

07/01/34

96.440

11.39

NA

NA

FNMA TBA 30YR

5.500

08/01/34

96.380

1.59

Aaa

AAA

FNMA TBA 30YR

6.000

07/01/33

98.910

2.14

NA

NA

FNMA TBA 30YR

6.000

08/01/33

98.840

3.20

Aaa

AAA

FNMA TBA 30YR

6.500

08/14/32

100.840

1.72

Aaa

AAA

Ford Motor Co CDS

6.850

12/20/11

105.550

0.03

Caa1

CCC+

FORD MOTOR COMPANY

8.360

12/15/13

100.500

0.11

Ba3

B+

FORD MOTOR CREDIT CO

5.700

01/15/10

95.530

0.70

B1

B

Ford Motor Credit Co CDS

5.150

03/20/11

107.050

0.04

B1

B

FORD MOTOR CREDIT CO LLC

7.800

06/01/12

97.550

0.22

B1

B

FREDDIE MAC

5.500

08/20/12

100.900

2.19

Aaa

AAA

FREDDIE MAC

4.500

11/15/28

97.020

0.30

Aaa

AAA

FREDDIE MAC

4.000

08/15/17

95.780

0.47

Aaa

AAA

FREDDIE MAC

4.500

09/15/29

96.320

0.18

Aaa

AAA

FREDDIE MAC

4.500

02/15/33

95.670

0.78

Aaa

AAA

FREDDIE MAC

4.500

08/15/33

95.540

0.58

Aaa

AAA

FREDDIE MAC

5.000

09/15/33

97.200

0.52

Aaa

AAA

FREDDIE MAC

5.000

02/15/36

76.190

0.28

Aaa

AAA

FREDDIE MAC

5.000

06/15/34

96.960

0.98

Aaa

AAA

FREDDIE MAC

4.500

03/15/35

95.300

0.59

Aaa

AAA

FREDDIE MAC

5.000

12/15/31

95.630

0.37

Aaa

AAA

FREDDIE MAC

5.250

08/15/11

99.410

0.60

Aaa

AAA

FREDDIE MAC GOLD POOL A45788

6.500

05/01/35

101.700

0.22

Aaa

AAA

Frontegra Total Return Bond Fund

Portfolio Holdings:   June 30, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

FREDDIE MAC GOLD POOL B14039

4.000

05/01/14

95.960

0.57

Aaa

AAA

FREDDIE MAC GOLD POOL B19614

5.000

07/01/15

98.280

0.14

Aaa

AAA

FREDDIE MAC GOLD POOL E01418

4.000

07/01/18

93.180

0.36

Aaa

AAA

FREDDIE MAC GOLD POOL E01647

4.000

05/01/19

92.910

0.31

Aaa

AAA

FREDDIE MAC GOLD POOL G11657

4.500

12/01/18

95.320

0.01

Aaa

AAA

FREDDIE MAC GOLD POOL G11672

5.000

03/01/15

98.420

0.54

Aaa

AAA

FREDDIE MAC GOLD POOL G11678

4.500

04/01/20

95.160

0.34

Aaa

AAA

FREDDIE MAC GOLD POOL G11745

5.000

07/01/15

98.310

0.67

Aaa

AAA

FREDDIE MAC GOLD POOL G11970

5.000

04/01/16

97.470

0.43

Aaa

AAA

FREDDIE MAC GOLD POOL M80779

5.000

11/01/09

99.030

0.05

Aaa

AAA

FREDDIE MAC REFERENCE REMIC

4.375

04/15/15

97.130

1.03

Aaa

AAA

GENERAL MOTORS

8.375

07/15/33

91.250

0.23

Caa1

B-

GENERAL MOTORS CORP

7.735

11/29/13

100.380

0.48

Ba3

BB-

General Motors Corp CDS

5.850

12/20/11

106.810

-0.03

Caa1

B-

GEORGIA GULF CORPORATION

9.500

10/15/14

99.500

0.20

B2

B

GINNIE MAE I POOL 36629

9.500

10/15/09

103.760

0.01

Aaa

AAA

GMAC COMMERCIAL MORTGAGE SECUR

3.337

05/10/36

94.980

0.84

Aaa

AAA

GMAC LLC

6.625

05/15/12

96.560

0.27

Ba1

BB+

GOVERNMENT NATIONAL MORTGAGE A

5.000

03/20/35

82.500

0.39

Aaa

AAA

GREAT RIVER ENERGY

5.829

07/01/17

100.200

0.46

Aaa

AAA

GREENWICH CAPITAL COMMERCIAL F

5.117

11/10/10

98.880

0.75

Aaa

AAA

GULFSTREAM NATURAL GAS

5.560

11/01/15

96.910

0.24

Baa2

BBB

HCA INC

0.000

11/17/13

100.130

0.16

Ba3

BB

HERTZ VEHICLE FINANCING LLC

5.080

11/25/11

98.610

0.28

Aaa

AAA

HOMER CITY FUNDING LLC

8.137

10/01/19

106.000

0.30

Ba2

BB

INDIANAPOLIS PWR & LIGHT

6.300

07/01/13

101.910

0.09

Baa1

BBB-

INDIANAPOLIS PWR & LIGHT

6.050

10/01/36

95.220

0.18

Baa1

BBB-

INTL BK RECON & DEVELOP

2.000

02/18/08

0.820

1.02

Aaa

AAA

JACKSON NATL LIFE GLOBAL

5.125

02/10/11

98.540

0.21

A1

AA

JP MORGAN CHASE COMMERCIAL MOR

5.336

05/15/47

95.840

0.59

Aaa

AAA

KERN RIVER FUNDING CORP

4.893

04/30/18

95.570

0.22

A3

A-

KIOWA POWER PARTNERS LLC

4.811

12/30/13

96.240

0.22

Baa3

BBB-

LB-UBS COMMERCIAL MORTGAGE TRU

4.885

09/15/30

98.540

0.25

NA

AAA

LB-UBS COMMERCIAL MORTGAGE TRU

5.103

11/15/30

98.830

1.10

NA

AAA

MACKINAW POWER LLC

6.296

10/31/23

100.390

0.23

Baa3

BBB-

MASTR ALTERNATIVE LOANS TRUST

4.500

07/25/14

97.850

0.23

NA

AAA

MASTR ASSET SECURITIZATION TRU

4.750

01/25/14

98.260

0.18

NA

AAA

MEGO MORTGAGE HOME LOAN TRUST

7.275

08/25/17

99.660

0.00

Aaa

AAA

MERRILL LYNCH MORTGAGE TRUST

5.601

08/12/43

100.160

0.42

Aaa

AAA

MERRILL LYNCH/COUNTRYWIDE COMM

4.711

07/12/46

98.190

0.38

Aaa

NA

MID-STATE TRUST

4.864

07/15/38

91.130

0.23

Aaa

AAA

MIDWEST GENERATION LLC

8.300

07/02/09

102.000

0.15

Ba2

BB+

Frontegra Total Return Bond Fund

Portfolio Holdings:   June 30, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

MIDWEST GENERATION LLC

8.560

01/02/16

106.620

0.03

Ba2

BB+

MORGAN STANLEY CAPITAL I

3.270

05/15/40

96.320

0.30

Aaa

NA

NEWS AMERICA INC CDS

0.160

03/20/12

99.770

0.00

Baa2

BBB

NORTHERN STATE PW-MINN

6.200

07/01/37

101.050

0.19

A2

A-

PEMEX FINANCE LTD

9.690

08/15/09

104.870

0.03

Aaa

AAA

PIONEER NATURAL RESOURCE

6.650

03/15/17

94.630

0.20

Ba1

BB+

PUBLIC SERVICE EL & GAS

5.000

01/01/13

96.690

0.14

A3

A-

REPUBLIC OF FINLAND

0.300

10/18/07

0.810

0.97

Aaa

AAA

RESIDENTIAL CAPITAL

6.500

04/17/13

96.650

0.39

Baa3

BBB-

SABINE PASS LNG LP

7.250

11/30/13

99.250

0.25

Ba3

BB

SOURCE GAS LLC

5.900

04/01/17

97.210

0.16

Baa3

BBB-

SOUTHERN STAR CENT GAS

6.000

06/01/16

97.250

0.14

Baa3

BBB-

SPRINT CAPITAL CORP CDS

0.390

03/20/12

99.080

0.00

Baa3

BBB

TELECOM ITALIA CAPITAL

5.250

11/15/13

95.280

0.24

Baa2

BBB+

TENASKA GATEWAY PARTNERS

6.052

12/30/23

98.860

0.15

NA

BBB-

TENNESSEE GAS PIPELINE

7.500

04/01/17

107.600

0.22

Baa3

BB

TESORO CORP

6.500

06/01/17

97.750

0.21

Ba1

BB+

TIME WARNER INC CDS

0.200

03/20/12

100.000

0.00

Baa2

BBB+

TSY 4 2016

4.000

09/07/16

179.950

3.70

Aaa

AAA

UNION PACIFIC RR CO

5.866

07/02/30

100.200

0.17

Aa3

A

US TREASURY N/B

5.250

02/15/29

100.680

0.96

Aaa

AAA

US TREASURY N/B

4.625

11/15/16

96.910

3.37

Aaa

AAA

US TREASURY N/B

4.625

02/15/17

96.840

9.75

Aaa

AAA

US TREASURY N/B

4.500

04/30/12

98.140

2.13

Aaa

AAA

US TREASURY N/B

4.500

05/15/17

95.870

0.54

Aaa

AAA

US TREASURY N/B

4.750

05/31/12

99.210

0.25

Aaa

AAA

VERIZON GLOBAL FUNDING CORP CDS

0.190

03/20/12

100.000

0.00

A3

A

WACHOVIA BANK COMMERCIAL MORTG

2.986

06/15/35

94.420

0.29

Aaa

AAA

WACHOVIA BANK COMMERCIAL MORTG

4.241

10/15/35

97.140

0.85

Aaa

AAA

WALT DISNEY CO/THE CDS

0.080

03/20/12

100.000

0.00

A3

A-

WELLS FARGO MORTGAGE BACKED SE

5.500

03/25/36

99.000

0.71

Aaa

NA

WESTAR ENERGY INC

6.000

07/01/14

100.420

0.28

Baa2

BBB-

WINDSOR FINANCING LLC

5.881

07/15/17

98.520

0.33

Baa3

BBB-

TOTAL SECURITIES

99.73

Frontegra Total Return Bond Fund

Portfolio Holdings:   June 30, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

CASH/CASH EQUIVALENTS

CASH

5.068

1.000

-19.79

Aaa

AAA

AMERICAN EXPRESS CREDIT ACCOUN

5.320

01/18/11

99.880

0.44

Aaa

AAA

AMERICAN EXPRESS CREDIT ACCOUN

5.320

03/15/11

99.840

0.20

Aaa

AAA

BANC OF AMERICA COMMERCIAL MOR

4.247

07/10/43

99.250

0.33

Aaa

AAA

BANK ONE ISSUANCE TRUST

5.440

06/15/10

100.040

0.62

Aaa

AAA

BANK ONE ISSUANCE TRUST

5.430

12/15/10

100.100

0.70

Aaa

AAA

BRITISH POUND FORWARD CASH

0.000

0.000

-3.71

CAPITAL ONE AUTO FINANCE TRUST

5.330

05/17/10

99.990

0.32

Aaa

AAA

CAPITAL ONE AUTO FINANCE TRUST

5.270

06/15/10

99.930

0.30

Aaa

AAA

CHASE ISSUANCE TRUST

5.330

12/15/10

100.020

0.29

Aaa

AAA

CITIBANK CREDIT CARD ISSUANCE

3.100

03/10/10

98.460

0.20

Aaa

AAA

CS FIRST BOSTON MORTGAGE SECUR

2.079

05/15/38

98.450

0.28

Aaa

AAA

CS FIRST BOSTON MORTGAGE SECUR

7.000

02/25/33

99.890

0.04

Aaa

AAA

DISCOVER CARD MASTER TRUST I

5.450

08/15/10

100.090

1.04

Aaa

AAA

FANNIE MAE

5.000

03/25/15

99.450

0.35

Aaa

AAA

FANNIE MAE

5.000

11/25/12

99.690

0.02

Aaa

AAA

FANNIE MAE

3.500

10/25/21

99.280

0.12

Aaa

AAA

FANNIE MAE

3.500

04/25/11

99.690

0.02

Aaa

AAA

FANNIE MAE

3.500

04/25/11

99.660

0.03

Aaa

AAA

FANNIEMAE WHOLE LOAN

5.500

11/25/33

99.460

0.16

Aaa

AAA

FEDERAL HOME LOAN BANK

2.625

07/15/08

97.370

3.16

Aaa

AAA

FEDERAL HOME LOAN BANK

5.750

10/15/07

100.090

1.04

Aaa

AAA

FEDERAL HOME LOAN BANK

5.500

12/27/07

100.040

0.52

Aaa

AAA

FEDERAL HOME LOAN BANK

5.500

01/28/08

100.050

0.93

Aaa

AAA

FEDERAL HOME LOAN BANK

5.250

08/14/08

99.960

3.26

Aaa

AAA

FORD CREDIT AUTO OWNER TRUST

5.420

07/15/09

100.020

0.52

Aaa

AAA

FORWARD CASH

4.332

0.000

3.70

FREDDIE MAC

5.500

01/18/08

100.050

0.28

Aaa

AAA

FREDDIE MAC

4.500

03/15/16

99.200

0.06

Aaa

AAA

FREDDIE MAC

4.500

05/15/26

99.810

0.02

Aaa

AAA

FREDDIE MAC

3.500

01/15/23

99.310

0.14

Aaa

AAA

FREDDIE MAC

3.500

11/15/22

98.550

0.22

Aaa

AAA

FREDDIE MAC

4.500

02/15/20

99.780

0.06

Aaa

AAA

FREDDIE MAC

5.000

06/15/15

99.610

0.23

Aaa

AAA

FREDDIE MAC

5.500

12/15/20

99.870

0.10

Aaa

AAA

GS MORTGAGE SECURITIES CORPORA

5.410

02/06/09

100.000

0.49

Aaa

AAA

HONDA AUTO RECEIVABLES OWNER T

5.070

02/18/10

99.810

0.59

Aaa

AAA

HOUSEHOLD AUTOMOTIVE TRUST

5.326

02/17/08

100.040

0.07

Aaa

AAA

LB-UBS COMMERCIAL MORTGAGE TRU

2.599

05/15/27

98.320

0.14

Aaa

AAA

MASTR ASSET SECURITIZATION TRU

4.000

12/25/33

99.680

0.02

Aaa

AAA

MERRILL LYNCH MORTGAGE TRUST

4.929

07/12/34

99.700

0.14

Aaa

AAA

NOMURA ASSET ACCEPTANCE CORPOR

5.450

08/25/35

100.000

0.01

Aaa

AAA

Frontegra Total Return Bond Fund

Portfolio Holdings:   June 30, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

PRICOA GLOBAL FUNDING 1

5.420

03/03/09

100.080

0.21

Aaa

AAA

SLM STUDENT LOAN TRUST

5.325

04/25/12

100.040

1.05

Aaa

AAA

SOUTHERN CAL EDISON

5.455

02/02/09

100.040

0.34

A2

BBB+

USAA AUTO OWNER TRUST

5.030

11/17/07

100.010

0.02

Aaa

AAA

USAA AUTO OWNER TRUST

5.010

09/15/10

99.780

0.96

Aaa

AAA

USAA AUTO OWNER TRUST

5.340

12/13/07

100.020

0.04

Aaa

AAA

TOTAL CASH/CASH EQUIVALENTS

0.27

TOTAL FUND ASSETS

277,383,907.32

100.00

FRONTEGRA INVESTMENT
GRADE BOND FUND

QUARTERLY REPORT

FOR THE PERIOD ENDING JUNE 30, 2007

5-9

Portfolio Appraisal

4

Portfolio Characteristics

3

Portfolio Strategy

2

Fixed Income Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-
2100 and/or at www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling
888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Lehman Brothers Aggregate Bond Index is an unmanaged index of U.S. fixed income securities having a maturity greater than one year.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.  You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Frontegra Investment Grade Bond Fund

Performance Review: June 30, 2007

The Frontegra Investment Grade Bond Fund
returned -0.58%, net of fees, for the
quarter ending June 30, 2007, versus the
Lehman Brothers Aggregate Bond Index
return of -0.52%.

The Fund outperformed the index for the
12-month period ending June 30, 2007.

5.19%

4.48%

3.98%

6.12%

-0.52%

Lehman Brothers Aggregate

     Bond Index

4.86%

4.34%

4.11%

6.37%

-0.58%

Frontegra Investment
Grade Bond Fund (net of
fees)

Since

Inception

(2/23/01)

Five

Year

Three

Year

One

Year

Quarter

Ending
6/30/07

Average Annual Total Return

  Fixed Income Outlook

With rates along the entire U.S. Treasury yield
curve holding near 5.0% after rising in May and early
June, we think that inflation-adjusted yields across
the curve are reasonably attractive.

While credit spreads spiked upwards at the end of
June, credit spreads remain historically low and
unattractive, particularly in the high yield market.
Mortgage spreads have widened and appear much
more attractive, especially since mortgage investors
are able to tightly control credit and prepayment
risks.  Poor sub-prime lending practices have created
a variety of risky mortgage securities, but they can
be easily avoided by knowledgeable investors.

The upwards movement in Treasury yields has
raised questions about the persistence of the large
capital inflow and U.S. trade deficit which have held
down real bond yields.  While an interruption in
capital inflows would certainly disrupt the bond
market, we see few signs that this will happen any
time soon.

While money market rates were unchanged,
yields rose significantly across the rest of the
U.S. Treasury yield curve during the second
quarter of 2007, with 10-year Treasury yields
rising from 4.65% to 5.10%.  As a result, bond
market returns were negative for the quarter.
Despite housing-related weakness and very
weak GDP growth early in the year, growth
prospects for the U.S. have recently improved,
while core inflation remains relatively stable.

Despite very weak 0.6% growth in first quarter
U.S. GDP due to manufacturing and housing
retrenchment, forward growth prospects have
improved as manufacturing and trade have
rebounded while housing appears to be
bottoming.  Strong global economic activity has
also been a positive factor.  We expect GDP
growth of about 2.5% in the second quarter and
into the second half of the year.

U.S. consumption appears to be weakening
from its previously above-trend growth rate, but
the underlying employment, wage, and income
trends remain reasonably strong.  Leading
indicators remain in a prolonged sideways
pattern.

Housing will continue to be a major negative
factor in the second quarter, but we expect the
decline to flatten out in the second half based on
current statistics on permits, starts, and sales.

Food and energy prices have recently lifted the
inflation numbers, but core price inflation, which
is more important to monetary policy, remains
in our expected range of 2.0-2.5%.

We expect the Fed funds rate to remain at
5.25% for the foreseeable future.

Portfolio Strategy

Nondollar holdings are being maintained in
unhedged Yen securities and hedged UK
Treasuries.

Current portfolio strategy is characterized by the
following points:

With inflation-adjusted Treasury yields falling
back to neutral levels after rising higher in early
June, we have returned portfolio duration to a
relatively neutral level.

Yield curve strategy is relatively neutral,
reflecting the substantial flattening of the curve
that has occurred.

Mortgages are overweighted, since the sector
has cheapened and offers relatively high yields
and low risk.  Emphasis is on stable short-
maturity pass-throughs, low coupons, CMBS and
short CMO’s.  The portfolio does not hold sub-
prime issues.  All mortgage holdings are rated
“AAA”.

Investment grade credit exposure is well below
benchmark levels, reflecting low spreads,
unattractive values, and buyout risks.  Credit
themes isolated from these risks that we
currently favor include utility first mortgage
bonds, rail equipment trusts, and GIC-backed
insurance bonds.

A TIPS position was added as TIPS yields
moved up with Treasuries in May and became
attractive, but the position was eliminated in
June as TIPS improved.

Portfolio characteristics are subject to change at any time.

Frontegra Investment Grade Bond Fund

Portfolio Characteristics:  June 30, 2007

AAA

AAA

Average Quality

5.7%

5.7%

Average Yield to Maturity/Worst

-0.08

-0.11

Average Portfolio Convexity

4.7 Years

4.6 Years

Average Portfolio Duration

Lehman Brothers Aggregate

Bond Index   (LB AGG)

Frontegra
Investment Grade
Bond Fund

* Includes Agency Mortgages

100.0%

100.0%

     TOTAL

    0.0%

    0.0%

Below Inv. Grade

    7.3%

    2.8%

BBB

    7.8%

    2.1%

A

    5.1%

    2.1%

AA

  79.9%

  93.0%

     Total AAA

    6.8%

  12.0%

Other AAA

  50.1%

  61.7%

Agency*

  23.0%

  17.1%

Treasury

    0.0%

    2.2%

Money Market

LB AGG Index

Frontegra
Investment
Grade Bond Fund

Quality Structure

100.0%

100.0%

     TOTAL

0.0%

2.2%

Money Market

0.0%

0.0%

Foreign

18.6%

7.4%

Credit

1.0%

0.5%

Asset-Backed

43.1%

67.5%

Mortgage-Backed

14.2%

5.3%

Agency

23.0%

17.1%

Treasury

LB AGG
Index

Frontegra
Investment Grade
Bond Fund

Sector Structure

Frontegra Investment Grade Bond Fund

Portfolio Holdings:   June 30, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

ALLIANCE PIPELINE US

4.591

12/31/25

91.990

0.36

A3

BBB+

AT&T Corp CDS

0.120

03/20/12

99.910

0.00

A2

A

BANC OF AMERICA COMMERCIAL MOR

5.001

09/10/10

98.470

1.05

Aaa

AAA

BANC OF AMERICA COMMERCIAL MOR

5.165

09/10/47

98.880

0.37

Aaa

AAA

BANC OF AMERICA COMMERCIAL MOR

4.050

11/10/38

96.200

0.76

Aaa

AAA

BANC OF AMERICA COMMERCIAL MOR

5.226

10/10/45

99.300

0.24

Aaa

AAA

BURLINGTN NORTH SANTA FE

6.960

03/22/09

101.110

0.04

Aa2

A

BURLINGTN NORTH SANTA FE

6.230

07/02/18

102.580

0.62

Aa2

A

BURLINGTN NORTH SANTA FE

4.575

01/15/21

93.970

0.64

Aa2

A

CDX.NA.IG.7 12/11 CDS

0.400

12/20/11

100.070

0.00

Baa2

BBB

CITIGROUP/DEUTSCHE BANK COMMER

5.322

12/11/49

95.920

0.98

Aaa

AAA

COMCAST CORP CDS

0.170

03/20/12

99.670

0.00

Baa2

BBB+

COMMERCIAL MORTGAGE PASS-THROU

3.251

06/10/38

94.790

0.86

Aaa

AAA

COMMONWEALTH EDISON

5.950

08/15/16

97.890

0.19

Baa2

BBB-

CONSUMERS ENERGY CO

4.400

08/15/09

97.710

0.17

Baa1

BBB

COX COMMUNICATIONS INC CDS

0.230

03/20/12

99.780

0.00

Baa3

BBB-

CS FIRST BOSTON MORTGAGE SECUR

5.000

09/25/15

98.530

0.17

Aaa

AAA

ENTERGY ARKANSAS

5.000

07/01/18

90.650

0.33

Baa1

A-

ENTERGY GULF STATES

4.875

11/01/11

95.820

0.18

Baa3

BBB+

ENTERGY LOUISIANA LLC

5.500

04/01/19

94.890

0.03

Baa1

A-

EUROPEAN INVESTMENT BANK

4.875

02/15/36

90.590

0.29

Aaa

AAA

FANNIE MAE

5.000

09/15/08

99.670

2.22

Aaa

AAA

FANNIE MAE

5.000

03/25/34

96.990

0.24

Aaa

AAA

FANNIE MAE

4.250

04/25/19

95.760

0.96

Aaa

AAA

FANNIE MAE

4.000

08/25/18

95.770

1.08

Aaa

AAA

FANNIE MAE

4.500

03/25/33

95.330

0.57

Aaa

AAA

FANNIE MAE POOL 254659

4.500

02/01/13

97.590

0.11

Aaa

AAA

FANNIE MAE POOL 254758

4.500

06/01/13

97.480

0.54

Aaa

AAA

FANNIE MAE POOL 254759

4.500

06/01/18

95.280

0.14

Aaa

AAA

FANNIE MAE POOL 254806

4.500

07/01/13

97.450

0.24

Aaa

AAA

FANNIE MAE POOL 254865

4.500

09/01/18

95.280

0.67

Aaa

AAA

FANNIE MAE POOL 254909

4.000

09/01/13

96.210

0.31

Aaa

AAA

FANNIE MAE POOL 254919

4.000

09/01/18

93.070

0.24

Aaa

AAA

FANNIE MAE POOL 255450

4.500

10/01/14

97.000

0.15

Aaa

AAA

FANNIE MAE POOL 357312

5.000

12/01/17

97.000

1.30

Aaa

AAA

FANNIE MAE POOL 385537

4.745

11/01/12

96.620

1.74

Aaa

AAA

FANNIE MAE POOL 386320

4.550

10/01/33

87.460

0.26

Aaa

AAA

FANNIE MAE POOL 386341

3.810

08/01/13

92.300

0.33

Aaa

AAA

FANNIE MAE POOL 386441

4.220

08/01/13

93.970

0.28

Aaa

AAA

FANNIE MAE POOL 387219

4.125

01/01/10

97.060

0.56

Aaa

AAA

FANNIE MAE POOL 555203

7.000

12/01/32

102.730

0.27

Aaa

AAA

FANNIE MAE POOL 555648

4.543

06/01/13

95.430

0.22

Aaa

AAA

Frontegra Investment Grade Bond Fund

Portfolio Holdings:   June 30, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

FANNIE MAE POOL 725546

4.500

06/01/19

95.140

0.48

Aaa

AAA

FANNIE MAE POOL 735065

4.498

08/01/13

94.890

0.18

Aaa

AAA

FANNIE MAE POOL 735841

4.500

11/01/19

95.140

1.00

Aaa

AAA

FANNIE MAE POOL 745444

5.500

04/01/16

99.260

0.36

Aaa

AAA

FANNIE MAE POOL 745456

5.500

03/01/16

99.430

0.39

Aaa

AAA

FANNIE MAE POOL 745659

5.000

04/01/16

98.080

0.32

Aaa

AAA

FANNIE MAE POOL 763019

5.000

08/01/13

98.600

0.14

Aaa

AAA

FANNIE MAE POOL 768008

5.000

06/01/13

98.570

0.26

Aaa

AAA

FANNIE MAE POOL 768009

5.000

06/01/13

98.600

0.15

Aaa

AAA

FANNIEMAE GRANTOR TRUST

7.000

11/25/43

102.840

0.25

Aaa

AAA

FNMA TBA 15YR

5.500

07/01/18

98.500

1.06

NA

NA

FNMA TBA 15YR

6.000

08/19/17

100.410

1.72

Aaa

AAA

FNMA TBA 30YR

5.000

07/01/34

93.690

2.26

NA

NA

FNMA TBA 30YR

5.000

08/01/34

93.660

4.39

Aaa

AAA

FNMA TBA 30YR

5.500

07/01/34

96.440

11.74

NA

NA

FNMA TBA 30YR

5.500

08/01/34

96.380

1.62

Aaa

AAA

FNMA TBA 30YR

6.000

07/01/33

98.910

2.19

NA

NA

FNMA TBA 30YR

6.000

08/01/33

98.840

4.15

Aaa

AAA

FNMA TBA 30YR

6.500

08/14/32

100.840

1.77

Aaa

AAA

FPL ENERGY VIRGINIA FDG

7.520

06/30/19

106.360

0.16

Baa3

BBB-

FREDDIE MAC

5.500

08/20/12

100.900

2.24

Aaa

AAA

FREDDIE MAC

4.500

11/15/28

97.020

0.28

Aaa

AAA

FREDDIE MAC

4.000

08/15/17

95.780

0.45

Aaa

AAA

FREDDIE MAC

3.000

11/15/13

97.810

0.30

Aaa

AAA

FREDDIE MAC

4.500

09/15/29

96.320

0.16

Aaa

AAA

FREDDIE MAC

4.500

02/15/33

95.670

0.75

Aaa

AAA

FREDDIE MAC

4.500

08/15/33

95.540

0.55

Aaa

AAA

FREDDIE MAC

5.000

09/15/33

97.200

0.50

Aaa

AAA

FREDDIE MAC

5.000

02/15/36

76.190

0.26

Aaa

AAA

FREDDIE MAC

5.000

06/15/34

96.960

0.89

Aaa

AAA

FREDDIE MAC

4.500

03/15/35

95.300

0.48

Aaa

AAA

FREDDIE MAC

5.250

08/15/11

99.410

0.61

Aaa

AAA

FREDDIE MAC GOLD POOL A45788

6.500

05/01/35

101.700

0.20

Aaa

AAA

FREDDIE MAC GOLD POOL B14039

4.000

05/01/14

95.960

0.52

Aaa

AAA

FREDDIE MAC GOLD POOL B18639

4.000

01/01/15

95.610

0.62

Aaa

AAA

FREDDIE MAC GOLD POOL B19614

5.000

07/01/15

98.280

0.13

Aaa

AAA

FREDDIE MAC GOLD POOL E01418

4.000

07/01/18

93.180

0.37

Aaa

AAA

FREDDIE MAC GOLD POOL E01647

4.000

05/01/19

92.910

0.30

Aaa

AAA

FREDDIE MAC GOLD POOL G11657

4.500

12/01/18

95.320

0.01

Aaa

AAA

FREDDIE MAC GOLD POOL G11672

5.000

03/01/15

98.420

0.44

Aaa

AAA

FREDDIE MAC GOLD POOL G11678

4.500

04/01/20

95.160

0.35

Aaa

AAA

FREDDIE MAC GOLD POOL G11745

5.000

07/01/15

98.310

0.59

Aaa

AAA

Frontegra Investment Grade Bond Fund

Portfolio Holdings:   June 30, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

FREDDIE MAC GOLD POOL G11786

5.000

10/01/14

98.540

0.58

Aaa

AAA

FREDDIE MAC GOLD POOL G11970

5.000

04/01/16

97.470

0.41

Aaa

AAA

FREDDIE MAC REFERENCE REMIC

4.375

04/15/15

97.130

1.73

Aaa

AAA

GMAC COMMERCIAL MORTGAGE SECUR

3.337

05/10/36

94.980

0.77

Aaa

AAA

GOVERNMENT NATIONAL MORTGAGE A

5.000

03/20/35

82.500

0.37

Aaa

AAA

GREAT RIVER ENERGY

5.829

07/01/17

100.200

0.47

Aaa

AAA

GREENWICH CAPITAL COMMERCIAL F

5.117

11/10/10

98.880

0.69

Aaa

AAA

GULFSTREAM NATURAL GAS

5.560

11/01/15

96.910

0.19

Baa2

BBB

HERTZ VEHICLE FINANCING LLC

5.080

11/25/11

98.610

0.26

Aaa

AAA

INDIANAPOLIS PWR & LIGHT

6.300

07/01/13

101.910

0.07

Baa1

BBB-

INDIANAPOLIS PWR & LIGHT

6.050

10/01/36

95.220

0.15

Baa1

BBB-

JACKSON NATL LIFE GLOBAL

5.125

02/10/11

98.540

0.24

A1

AA

JP MORGAN CHASE COMMERCIAL MOR

5.336

05/15/47

95.840

0.60

Aaa

AAA

KERN RIVER FUNDING CORP

4.893

04/30/18

95.570

0.22

A3

A-

KEYSTONE OWNER TRUST

7.530

05/25/25

99.630

0.05

Aa2

NA

KIOWA POWER PARTNERS LLC

4.811

12/30/13

96.240

0.40

Baa3

BBB-

LB-UBS COMMERCIAL MORTGAGE TRU

4.885

09/15/30

98.540

0.24

NA

AAA

LB-UBS COMMERCIAL MORTGAGE TRU

5.103

11/15/30

98.830

1.02

NA

AAA

MACKINAW POWER LLC

6.296

10/31/23

100.390

0.24

Baa3

BBB-

MASTR ALTERNATIVE LOANS TRUST

4.500

07/25/14

97.850

0.21

NA

AAA

MASTR ASSET SECURITIZATION TRU

4.750

01/25/14

98.260

0.17

NA

AAA

MERRILL LYNCH MORTGAGE TRUST

5.601

08/12/43

100.160

0.43

Aaa

AAA

MERRILL LYNCH/COUNTRYWIDE COMM

4.711

07/12/46

98.190

0.31

Aaa

NA

MID-STATE TRUST

4.864

07/15/38

91.130

0.24

Aaa

AAA

MORGAN STANLEY CAPITAL I

3.270

05/15/40

96.320

0.29

Aaa

NA

NEWS AMERICA INC CDS

0.160

03/20/12

99.770

0.00

Baa2

BBB

NORTHERN NAT GAS

5.375

10/31/12

98.830

0.55

A2

A

NORTHERN STATE PW-MINN

6.200

07/01/37

101.050

0.20

A2

A-

PEMEX FINANCE LTD

9.690

08/15/09

104.870

0.16

Aaa

AAA

PF EXPT REC MASTER TRUST

3.748

06/01/13

94.520

0.34

Aaa

AAA

PUBLIC SERVICE EL & GAS

5.000

01/01/13

96.690

0.40

A3

A-

SOURCE GAS LLC

5.900

04/01/17

97.210

0.16

Baa3

BBB-

SOUTHERN STAR CENT GAS

6.000

06/01/16

97.250

0.15

Baa3

BBB-

SPRINT CAPITAL CORP CDS

0.390

03/20/12

99.080

0.00

Baa3

BBB

TELECOM ITALIA CAPITAL

5.250

11/15/13

95.280

0.25

Baa2

BBB+

TIME WARNER INC CDS

0.200

03/20/12

99.830

0.00

Baa2

BBB+

UNION PACIFIC CORP

5.404

07/02/25

97.220

0.53

Aa3

A

US TREASURY N/B

5.250

02/15/29

100.680

2.24

Aaa

AAA

US TREASURY N/B

4.625

11/15/16

96.910

3.70

Aaa

AAA

US TREASURY N/B

4.625

02/15/17

96.840

5.28

Aaa

AAA

US TREASURY N/B

4.500

04/30/12

98.140

5.19

Aaa

AAA

US TREASURY N/B

4.500

05/15/17

95.870

0.44

Aaa

AAA

Frontegra Investment Grade Bond Fund

Portfolio Holdings:   June 30, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

US TREASURY N/B

4.750

05/31/12

99.210

0.25

Aaa

AAA

VERIZON GLOBAL FUNDING CORP CDS

0.190

03/20/12

100.000

0.00

A3

A

WACHOVIA BANK COMMERCIAL MORTG

2.986

06/15/35

94.420

0.40

Aaa

AAA

WACHOVIA BANK COMMERCIAL MORTG

4.241

10/15/35

97.140

0.74

Aaa

AAA

WALT DISNEY CO/THE CDS

0.080

03/20/12

99.780

0.00

A3

A-

WELLS FARGO MORTGAGE BACKED SE

5.500

03/25/36

99.000

0.76

Aaa

NA

WESTAR ENERGY INC

6.000

07/01/14

100.420

0.12

Baa2

BBB-

WINDSOR FINANCING LLC

5.881

07/15/17

98.520

0.32

Baa3

BBB-

TOTAL SECURITIES

97.86

CASH/CASH EQUIVALENTS

CASH

5.068

1.000

-22.89

Aaa

AAA

AMERICAN EXPRESS CREDIT ACCOUN

5.320

01/18/11

99.880

0.45

Aaa

AAA

AMERICAN EXPRESS CREDIT ACCOUN

5.320

03/15/11

99.840

0.20

Aaa

AAA

BANC OF AMERICA COMMERCIAL MOR

4.247

07/10/43

99.250

0.34

Aaa

AAA

BANK ONE ISSUANCE TRUST

5.440

06/15/10

100.040

0.67

Aaa

AAA

BANK ONE ISSUANCE TRUST

5.430

12/15/10

100.100

0.71

Aaa

AAA

CAPITAL ONE AUTO FINANCE TRUST

5.330

05/17/10

99.990

0.32

Aaa

AAA

CAPITAL ONE AUTO FINANCE TRUST

5.270

06/15/10

99.930

0.31

Aaa

AAA

CARMAX AUTO OWNER TRUST

5.290

06/15/09

99.990

0.28

Aaa

AAA

CHASE ISSUANCE TRUST

5.330

12/15/10

100.020

0.29

Aaa

AAA

CITIBANK CREDIT CARD ISSUANCE

3.100

03/10/10

98.460

0.20

Aaa

AAA

CNH EQUIPMENT TRUST

5.393

10/05/07

100.020

0.06

Aaa

AAA

CS FIRST BOSTON MORTGAGE SECUR

2.079

05/15/38

98.450

0.26

Aaa

AAA

CS FIRST BOSTON MORTGAGE SECUR

7.000

02/25/33

99.890

0.04

Aaa

AAA

DISCOVER CARD MASTER TRUST I

5.450

08/15/10

100.090

1.06

Aaa

AAA

FANNIE MAE

5.250

10/30/07

99.940

1.91

Aaa

AAA

FANNIE MAE

5.000

03/25/15

99.450

0.37

Aaa

AAA

FANNIE MAE

5.000

11/25/12

99.690

0.02

Aaa

AAA

FANNIE MAE

3.500

10/25/21

99.280

0.10

Aaa

AAA

FANNIE MAE

3.500

04/25/11

99.690

0.02

Aaa

AAA

FANNIE MAE

3.500

04/25/11

99.660

0.03

Aaa

AAA

FANNIEMAE WHOLE LOAN

5.500

11/25/33

99.460

0.15

Aaa

AAA

FEDERAL HOME LOAN BANK

2.625

07/15/08

97.370

3.23

Aaa

AAA

FEDERAL HOME LOAN BANK

5.750

10/15/07

100.090

1.07

Aaa

AAA

FEDERAL HOME LOAN BANK

5.500

12/27/07

100.040

0.52

Aaa

AAA

FEDERAL HOME LOAN BANK

5.500

01/28/08

100.050

0.94

Aaa

AAA

FEDERAL HOME LOAN BANK

5.250

08/14/08

99.960

3.33

Aaa

AAA

FHLMC-GNMA

6.500

12/25/08

99.770

0.01

Aaa

AAA

FORD CREDIT AUTO OWNER TRUST

5.420

07/15/09

100.020

0.48

Aaa

AAA

FREDDIE MAC

5.500

01/18/08

100.050

0.28

Aaa

AAA

Frontegra Investment Grade Bond Fund

Portfolio Holdings:   June 30, 2007

SECURITY

CPN

MAT

MKT

% OF

MOODY

S & P

NAME

RATE

DATE

PRICE

PORT

RATING

RATING

FREDDIE MAC

4.500

03/15/16

99.200

0.05

Aaa

AAA

FREDDIE MAC

4.500

05/15/26

99.810

0.01

Aaa

AAA

FREDDIE MAC

3.500

01/15/23

99.310

0.12

Aaa

AAA

FREDDIE MAC

3.500

11/15/22

98.550

0.18

Aaa

AAA

FREDDIE MAC

4.500

02/15/20

99.780

0.06

Aaa

AAA

FREDDIE MAC

5.000

01/15/21

99.780

0.09

Aaa

AAA

FREDDIE MAC

5.000

06/15/15

99.610

0.22

Aaa

AAA

FREDDIE MAC

5.500

12/15/20

99.870

0.09

Aaa

AAA

GS AUTO LOAN TRUST

5.470

02/15/09

100.020

0.73

Aaa

AAA

GS MORTGAGE SECURITIES CORPORA

5.410

02/06/09

100.000

0.50

Aaa

AAA

HONDA AUTO RECEIVABLES OWNER T

5.070

02/18/10

99.810

0.60

Aaa

AAA

HOUSEHOLD AUTOMOTIVE TRUST

5.326

02/17/08

100.040

0.07

Aaa

AAA

LB-UBS COMMERCIAL MORTGAGE TRU

3.899

12/15/26

99.330

1.11

Aaa

AAA

LB-UBS COMMERCIAL MORTGAGE TRU

2.599

05/15/27

98.320

0.15

Aaa

AAA

MASTR ASSET SECURITIZATION TRU

4.000

12/25/33

99.680

0.01

Aaa

AAA

MERRILL LYNCH MORTGAGE TRUST

4.929

07/12/34

99.700

0.13

Aaa

AAA

NOMURA ASSET ACCEPTANCE CORPOR

5.450

08/25/35

100.000

0.01

Aaa

AAA

PRICOA GLOBAL FUNDING 1

5.420

03/03/09

100.080

0.14

Aaa

AAA

SLM STUDENT LOAN TRUST

5.325

04/25/12

100.040

1.07

Aaa

AAA

SOUTHERN CAL EDISON

5.455

02/02/09

100.040

0.32

A2

BBB+

USAA AUTO OWNER TRUST

5.030

11/17/07

100.010

0.02

Aaa

AAA

USAA AUTO OWNER TRUST

5.010

09/15/10

99.780

0.99

Aaa

AAA

USAA AUTO OWNER TRUST

5.470

04/15/09

100.050

0.66

Aaa

AAA

USAA AUTO OWNER TRUST

5.340

12/13/07

100.020

0.03

Aaa

AAA

TOTAL CASH/CASH EQUIVALENTS

2.14

TOTAL FUND ASSETS

$91,540,814.76

100.00

   FRONTEGRA IRONBRIDGE

SMALL CAP FUND

QUARTERLY REPORT

FOR THE PERIOD ENDING JUNE 30, 2007

This report is not authorized unless accompanied or preceded by a prospectus.

7—9

Portfolio Holdings

6

Portfolio Diversification

2—5

Portfolio Review & Outlook

1

Performance Review

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-
     2100 and/or at www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling 888-825-2100.

Investment performance prior to June 2, 2005 reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Russell 2000 Index is an unmanaged index that is designed to measure the small cap segment of the U.S. equity universe.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.  You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Performance Review:  June 30, 2007

The Frontegra IronBridge Small Cap Fund’s
return of 7.05%, net of fees, outperformed
the 4.42% return of its benchmark, the
Russell 2000 Index for the quarter ending
June 30, 2007.

For the 12-month period ending June 30,
the Fund outperformed the Russell 2000
Index, returning 22.11%, net of fees,
versus the index’s return of 16.43%.

18.38%

13.45%

16.43%

4.42%

Russell 2000 Index

20.38%

14.79%

22.11%

7.05%

Frontegra IronBridge Small Cap Fund
(Net of Fees)

21.70%

16.05%

23.45%

7.34%

Frontegra IronBridge Small Cap Fund
(Gross of Fees)

Since

Inception

(8/30/02)

Three

Year

One

Year

Quarter

Ending
6/30/07

Average Annual Total Return

Portfolio Review & Outlook

Stocks marched higher for the second quarter of
2007.  The Russell 2000® Index increased
4.42%.  We are pleased that the Frontegra
IronBridge Small Cap Fund increased 7.05%, net
of fees, significantly beating the benchmark.

Many analysts were surprised by the strength in
stocks for the second quarter.  Indeed, there was,
and is, a lot to worry about.  Investor concerns
include rising consumer bankruptcies, inflation
fears, rising long-term interest rates, surging
foreclosures (+70%), continued downward
pressure on housing, and the dramatic hedge
fund blow up at Bear Stearns.  We view these
“problems” as the result of poor capital discipline
by certain market participants.  Consequently, the
market is doing its job by taking capital away
from those who violate sound financial principles.
Real problems occur when government interferes
with the natural market clearing process.

As the old Wall Street adage goes, “The market
climbs a wall of worry.”  The ladder the market is
climbing is built on an abundance of global
liquidity, merger mania, a Fed committed to
bringing inflation within its comfort zone, and
genuinely solid corporate profits and growth
driven by globalization.  In many ways, this is our
kind of market.  Mini meltdowns in housing-
related and sub-prime markets have benefited the
portfolio because we refused to chase companies
without economic justification.  Of course, having
seven of our companies taken over helps too.  By
contrast, index funds and ETFs must own and buy
companies exposed to “mini meltdowns” due to
poor capital discipline (housing-related and sub-
prime lenders, etc.) despite those companies
experiencing plummeting CFROIs (Cash Flow
Return On Investment) and skyrocketing credit
deterioration.

Second Quarter Attribution

The Frontegra IronBridge Small Cap Fund
outperformed the Russell 2000® Index by
approximately 275 basis points, which is at the
higher end of what we would expect from any
given quarter.  Stock selection contributed all of
the excess return, while our sector allocation was
neutral.  Stock selection was particularly strong
among

the Information Technology, Industrials, and
Energy sectors.  Stock selection was
turbocharged by the fact that four more
companies in the portfolio were subjects of
takeover bids this quarter (a total of seven
year-to-date): aQuantive (+128.6%), Oakley
(+41.0%), eFunds (+32.4%) and AG Edwards
(+22.5%).  Acquisition premiums accounted
for 230 basis points of excess return this
quarter.

While it is exciting to book another great
quarter due to recognition of undervaluation of
our companies by strategic and financial
buyers, it presents our investment team with
the challenge of reloading the portfolio at a
time when markets are making new highs.  We
have a long list of stocks we want to own, but
the list of stocks we want to own that are
trading at attractive entry points is short.
Even so, we have started the reloading
process by buying 11 new small cap
companies this quarter.  We are relying on our
disciplined investment process to keep
performance going, albeit at a more
normalized rate.

IronBridge Investment Process
Refresher/Update

Recall our investment process involves three
basic steps: 1) Identify attractive companies;
2) Establish buy candidates using our in-depth
experience with the CFROI®[1] valuation
framework and; 3) Build a portfolio designed
to consistently outperform our benchmark.
How do we achieve this in practice?

We can identify attractive buy candidates
quickly and easily by utilizing IronScore, our
proprietary stock ranking system.  The
IronScore classifies companies into Life Cycle
categories and ranks the stock from most
attractive to least attractive.  The benefit of
identifying unique Life Cycle buckets is that
the key success factors actually vary by Life
Cycle.  For example, free cash flow and degree
of undervaluation are very important for

[1] CFROI is a registered trademark in the United
States and other countries (excluding the United
Kingdom) of Credit Suisse or its affiliates.

Portfolio Review & Outlook (cont.)

Corks and Turn Arounds, but not as relevant for
Rockets or Golden Goodies.  For Rockets and
Golden Goodies, business momentum, defined by
top line sales growth, and CFROI change,
combined with high accounting quality are the
most important factors.  The IronScore identifies
the most attractive top one-third of companies
within each Life Cycle, resulting in approximately
1000 companies.  These 1000 companies are
further analyzed using the CFROI wealth creation
rules.  Companies identified as doing the right
thing to create shareholder value results in
approximately 500 attractive names.

We can establish buy candidates from the list of
500 attractive companies by verifying that
management strategy is consistent with
shareholder value creation and by identifying
companies most likely to beat the expectations of
future CFROI and growth implied by their current
share price.  This involves an in-depth review of
the integrity of accounting data and model inputs,
a qualitative review of the company’s strategy,
competitive position, senior management, board,
and compensation incentives, a deeper
understanding of fundamental drivers likely to
impact future CFROI, growth and fade, and a
proprietary tool for calculating the probability of
the company beating the current expectations
implied by the current share price.  The ultimate
output from this disciplined research process is a
thesis document which lays out the investment
case for owning the shares.  The investment
thesis rests on clear milestones (often non
financial) we expect the company to achieve
within a reasonable period of time and a range of
what we think the shares are ultimately worth,
given alternative potential outcomes.  This results
in a high, low, and expected value for all
companies our team deems “attractive”.  From
these target prices, we calculate real-time payoff
structures in terms of upside potential vs.
downside risk.  All of this research is housed in
our proprietary, internally developed software
platform, which enables the team t
o work extremely efficiently.

We seek to build a portfolio to consistently
outperform our benchmark by making sure excess
return is driven by stock-specific risk and not
macro, style or other factor risk.  To ensure this
outcome, we employ a unique dual diversification
strategy for the portfolio.

Dual diversification simply means the portfolio
is diversified by both industry, which reduces
the risk of unpredictable macro events, and by
Life Cycle, which reduces unpredictable style
and duration risk.  Because company-specific
risk drives the portfolio return, the most critical
component of the entire process is making sure
our team has accurately calculated the payoff
structures for our buys.  In other words, prices
of stocks purchased should not go lower than
our low target and must have a good chance of
hitting our high target.  This is where our
expertise and history with the CFROI valuation
model is invaluable.

At the risk of creating a top in the shares of one
of this quarter’s biggest contributors,
Woodward Governor, it is worth reviewing the
steps of our disciplined investment process to
put some meat on the skeleton described
above.

Description:

Woodward Governor (WGOV) is a “Golden
Goodie”.  It designs, manufactures and services
energy control systems and components for
aircraft and industrial engines and turbines.
End demand for its products is growing due to
worldwide demand for efficient, low emission,
long life and high performance energy use.
How did we find this winner?

“We can identify attractive buy candidates
……………”

IronScore:

WGOV scored in the top third, better than 76%
of all Golden Goodies due to solid momentum
from strong sales growth and positive CFROI
change combined with a high degree of
accounting quality.

Wealth Creation:

WGOV is growing into high CFROI businesses
(positive spread & growth).  We think they are
growing from about 8-10% into 10-12% CFROI
projects.

“We can establish buy candidates ……………”

CFROI Fade Distribution

Warranted Value
15
10
5
10.8
13.9
10.5
9.5
8.2
6.0
5.1
0.8
$48.52
$15.96
$50.77

Warranted Value Distribution

$29.00
15
30
45
60
75
90
105
120
135
$
Warranted
$50.77
Weighted Warranted Value: $50.77
Current Price: $29.00 +72%
Undervaluation Likelihood: 82%

FRONTEGRA FUNDS

Portfolio Review & Outlook (cont.)

Market Implied Expectations:

Based on our valuation model, the market was
only prepared to pay for 6% CFROI and 4%
growth.  Those expectations were likely (not
definitely) to be beaten.

Probability with Payoff Structure (Proprietary
IronBridge Fade Tool):

The probability of beating 6% CFROI
expectations was 82%.

Excerpt:

Original Thesis (12/20/2005):  6% market-
implied CFROI and 4% growth will be exceeded
as newly energized management focuses on
improving profitability through a variety of
initiatives to improve business processes.

Critical Milestones:

1) Organic growth rates remain robust in
commercial aerospace and power generation

2)  WGOV continues to pursue an acquisitive
growth strategy, integrating companies
consistent with core competency of energy
control systems in existing and adjacent markets

3)  Industrial controls margins recover to the 12-
15% range

4)  Generates near-term tangible benefits from
wind exposure acquired in the SEG acquisition

5)  Capitalized R&D turns begin to improve as
WGOV capitalizes on increased R&D spending
over the past 5-7 years.

Original Analyst Payoff Structure Analysis:
(Share Price $29)

High Target:                        $50 (+72%)

Low Target:                                    $23 (-20%)

Expected Target:                         $35 (+20%)

Portfolio Review & Outlook (cont.)

Note the positive skew to the payoff structure.
Even though we could lose 20% on this
investment, the upside of 72% makes the payoff
structure very attractive.  Beneath each target
price is deeper analysis and various assumptions
regarding the ultimate output of future CFROI,
growth and related valuation.  Milestones are
monitored to help us understand which forecast
seems to be most likely.  The more milestones the
company hits, the more confidence we have in the
positive skew.  Milestone misses result in low
target being more likely than high target.

Outcome as of 7/9/2007:

WGOV is up 96% since our initial purchase,
significantly contributing to portfolio performance.
All milestones appear to be hitting at the moment.

“We seek to build a portfolio to consistently
outperform ……………”

While it might seem like the point is to
demonstrate how great we are at picking stocks;
that is not the point.  The hard truth of the matter
is, that for every stock that adds value from this
process, there are other companies (45-50%) that
miss their milestones and, therefore, the expected
and high target prices are not achieved, resulting
in company-specific underperformance.

The real point of the process review is to highlight
the importance of valuation insights .  If we have
properly analyzed the payoff structures,
risks/rewards and accompanied valuations, a 50%
hit rate is all that we need for the portfolio to add
value for our clients and consistently outperform.

A second point is that the IronBridge investment
process is highly disciplined and designed to
give us a slight edge over the competition.  We
believe our advantage lies in that we have a
proprietary classification and ranking system
to identify attractive buy candidates that are
analyzed using a team of CFROI experts to gain
valuation insights.  These insights reside in our
customized research software platform
(Alchemy), which all members of the team utilize
to share real-time recommendations and insights
resulting in highly productive work
flow/prioritization.  Finally, our constant
measurement and analysis of hit rates and
decision analysis creates a

feedback loop for constant improvement of
investment skills of the IronBridge team.  As a
team, we are passionate about improving our
analysis of payoff structures and improving our hit
rate.

This quarter we added 11 new names.  Two of the
new additions have outperformed by at least
10%.  None have underperformed by 10%, which
implies the payoff structures are right, so far.  In
total, six new buys have outperformed, and five
have underperformed.  Thus, the new buys are
meeting the minimum 50% hit rate.

Outlook

Our outlook for the second half of the year
remains similar to the first half.  Corporate
earnings season is about to kick off, so we are
about to get an update on the forces that have
been driving the markets higher.  So far, the
driving forces remain in place and include plenty
of global liquidity, increased private equity
activity, robust corporate profits, and reasonable
growth driven by globalization.  However, we do
not expect the market to go straight up.  There
will be adjustments along the way.

As the sand pile game (which we described in last
quarter’s commentary) teaches us, every once in
a while there must be “adjustments” caused by
fingers of instability, which provide a stronger
base from which to grow.  There will likely be a
few adjustments along the way.  It is impossible
to predict whether these adjustments will be
caused by one or more of the worries that we
have highlighted or, more likely, something none
of us is currently thinking about.  That is what
makes this business so challenging.  That is why
it is so important to have a solid discipline and
stick to it.  While we do not have a crystal ball to
tell us the future, we do have a solid discipline
founded on wealth creation principles, valuation
expertise, and risk controls to help us meet our
goal of consistently delivering excess return fo
r our clients.

Thank you for your continued support.

Kind regards,

Christopher C. Faber

IronBridge Capital Management, L.P.

25
20
15
10
5
0

	Consumer Discretion.	Consumer Staples	Energy	Financials	Health Care	Industrials	Materials	Technology	Utilities	Cash
■ Frontegra IronBridge	14.96	1.46	6.22	18.03	10.81	17.64	5.33	19.36	3.00	3.[illegible]
□ Russell 2000	16.12	3.03	5.73	21.44	12.25	15.43	4.76	18.63	2.69	0.00

40
30
20
10
0

	Rockets	Golden Goodies	Falling Angels	Cores	Turn Arounds	Financials	Cash
■ Frontegra IronBridge	19.66	15.84	12.96	25.16	5.26	18.03	3.[illegible]
□ Russell 2000	17.53	10.39	10.50	27.53	12.27	21.56	0.00

FRONTEGRA FUNDS

Sector & Life Cycle Comparisons: June 30, 2007

Sector Comparison:  Frontegra IronBridge Small Cap Fund vs Russell 2000 Index

Life Cycle Comparison:  Frontegra IronBridge Small Cap Fund vs Russell 2000 Index

Frontegra IronBridge Small Cap Fund

Portfolio Holdings:  June 30, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

CONSUMER DISCRETIONARY

CPKI

CALIFORNIA PIZZA KITCHEN INC

21.48

0.99

ELY

CALLAWAY GOLF CO

17.81

1.01

GNTX

GENTEX CORP

19.69

0.50

IRBT

IROBOT CORP

19.85

0.42

LF

LEAPFROG ENTERPRISES INC

10.25

0.91

MEG

MEDIA GENERAL INC

33.27

0.48

MW

MENS WEARHOUSE INC COM

51.07

1.70

OO

OAKLEY INC

28.40

1.69

OXM

OXFORD INDUSTRIES INC

44.34

0.91

PEET

PEETS COFFEE & TEA INC

24.63

0.71

SORC

SOURCE INTERLINK COS INC

4.98

0.00

SSI

STAGE STORES INC

20.96

0.86

STMP

STAMPS COM

13.78

0.47

STRA

STRAYER EDUCATION INC

131.71

1.02

SUP

SUPERIOR INDUSTRIES INTL

21.76

0.32

TSCO

TRACTOR SUPPLY CO

52.05

1.44

WWW

WOLVERINE WORLD WIDE INC

27.71

1.53

CONSUMER STAPLES

CPO

CORN PRODUCTS INTL INC

45.45

0.94

WDFC

WD-40 CO

32.87

0.52

ENERGY

COG

CABOT OIL & GAS CORP

36.88

1.59

FTI

FMC TECHNOLOGIES INC

79.22

1.05

LUFK

LUFKIN INDUSTRIALS INC

64.55

0.51

OII

OCEANEERING INTL INC

52.64

1.02

OIS

OIL STATES INTL INC

41.34

1.07

UNT

UNIT CORP

62.91

0.98

FINANCIALS

NLY

ANNALY CAPITAL MANAGEMENT INC

14.42

1.11

AGII

ARGONAUT GROUP INC

31.21

0.81

CATY

CATHAY GENERAL BANCORP

33.54

1.07

CBU

COMMUNITY BK SYS INC COM

20.02

0.51

OFC

CORPORATE OFFICE PROPERTIES TRUST-SBI

41.01

1.26

AGE

EDWARDS AG INC COM

84.55

1.42

FFG

FBL FINANCIAL GROUP INC

39.32

0.66

FR

FIRST INDL REALTY TRUST INC

38.76

0.63

FMBI

FIRST MIDWEST BANCORP INC

35.51

1.24

FTBK

FRONTIER FINANCIAL CORP

22.53

0.03

JEF

JEFFERIES GROUP INC NEW

26.98

1.51

MBWM

MERCANTILE BANK CORP

27.10

0.11

MAA

MID-AMERICA APARTMENT COMM

52.48

1.41

MLAN

MIDLAND CO

46.94

1.02

PCBC

PACIFIC CAPITAL BANCORP

26.98

0.87

PFB

PFF BANCORP INC

27.93

0.88

SIGI

SELECTIVE INS GROUP INC

26.88

0.50

SBIB

STERLING BANCSHRS/TX

11.31

0.73

Frontegra IronBridge Small Cap Fund

Portfolio Holdings:  June 30, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

FINANCIALS cont.

STC

STEWART INFORMATION SYSTEMS

39.83

0.46

UBSI

UNITED BANKSHARES INC-W VA

31.80

1.11

WABC

WESTAMERICA BANCORPORATION

44.24

0.69

HEALTH CARE

ABMD

ABIOMED INC COM

10.78

0.46

MDRX

ALLSCRIPTS HEALTHCARE SOLTNS

25.48

0.68

ALOG

ANALOGIC CORP

73.51

0.57

CPHD

CEPHEID INC

14.60

0.84

CERN

CERNER CORP

55.47

1.73

EXEL

EXELIXIS INC COM

12.10

0.48

FOXH

FOXHOLLOW TECHNOLOGIES

21.24

0.53

IDXX

IDEXX LABS INC

94.63

0.70

OMI

OWENS & MINOR INC

34.94

0.67

PFWD

PHASE FORWARD INC

16.83

0.49

RESP

RESPIRONICS INC

42.59

0.87

SONO

SONOSITE INC

31.43

0.82

TECH

TECHNE CORP COM

57.21

0.51

THOR

THORATEC CORP COM NEW

18.39

0.53

VARI

VARIAN INC

54.83

0.93

INDUSTRIALS

ALEX

ALEXANDER & BALDWIN INC

53.11

0.94

AMSC

AMERICAN SUPERCONDUCTOR COM

19.31

0.64

APOG

APOGEE ENTERPRISES INC

27.82

0.85

ASTE

ASTEC INDUSTRIES INC

42.22

1.10

ICFI

ICF INTERNATIONAL INC

20.12

0.34

IEX

IDEX CORP

38.54

1.55

KDN

KAYDON CORP

52.12

1.42

LECO

LINCOLN ELECTRIC HOLDINGS

74.24

1.57

MINI

MOBILE MINI INC

29.20

0.99

MOG.A

MOOG INC -CL A

44.11

1.27

ORB

ORBITAL SCIENCES CORP

21.01

0.78

PWR

QUANTA SERVICES INC

30.67

0.57

RAVN

RAVEN INDUSTRIES

35.71

0.83

TNB

THOMAS & BETTS CORP

58.00

1.00

TGI

TRIUMPH GROUP INC

65.47

1.03

UIC

UNITED INDUSTRIAL CORP

59.98

0.54

UFPI

UNIVERSAL FST PRODS COM

42.26

0.98

WGOV

WOODWARD GOVERNOR CO

53.67

1.24

INFORMATION TECHNOLOGY

ARXX

AEROFLEX INC

14.17

0.92

AQNT

AQUANTIVE INC

63.80

2.31

COHU

COHU INC

22.25

0.63

CY

CYPRESS SEMICONDUCTOR CORP

23.29

1.30

EFD

EFUNDS CORP

35.29

0.98

FLIR

FLIR SYSTEMS INC

46.25

1.20

IVAC

INTEVAC INC

21.26

0.61

Frontegra IronBridge Small Cap Fund

Portfolio Holdings:  June 30, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

INFORMATION TECHNOLOGY cont.

KEM

KEMET CORP COM

7.05

0.00

MANH

MANHATTAN ASSOCIATES INC

27.91

0.64

MRCY

MERCURY COMPUTER SYSTEMS INC

12.20

0.00

NATI

NATIONAL INSTRUMENTS CORP

32.57

0.78

NGPS

NOVATEL INC

36.30

0.69

PMTC

PARAMETRIC TECHNOLOGY CORP

21.61

1.73

PRFT

PERFICIENT INC

20.70

0.45

PLCM

POLYCOM INC

33.60

0.84

RSTI

ROFIN-SINAR TECHNOLOGIES INC

69.00

1.04

TKLC

TEKELEC

14.42

0.70

TRMB

TRIMBLE NAVIGATION LTD COM

32.20

1.48

VSEA

VARIAN SEMICONDUCTOR EQUIP

40.06

1.54

VECO

VEECO INSTRUMENTS INC

20.74

0.80

VSAT

VIASAT INC

32.10

0.71

MATERIALS

CMC

COMMERCIAL METALS CO

33.77

0.58

FMC

FMC CORP

89.39

1.74

LZ

LUBRIZOL CORP COM

64.55

1.44

MEOH

METHANEX CORP COM

25.14

0.81

RTI

RTI INTERNATIONAL METALS INC

75.37

0.47

SMMX

SYMYX TECHNOLOGIES COM

11.51

0.29

UTILITIES

ATG

AGL RESOURCES INC

40.48

1.02

AVA

AVISTA CORP

21.55

1.05

BKH

BLACK HILLS CORP

39.75

1.02

CASH

3.11

TOTAL FUND ASSETS

100.00

$434,582,316.48

  FRONTEGRA IRONBRIDGE

SMID FUND

QUARTERLY REPORT

FOR THE PERIOD ENDING JUNE 30, 2007

8-9

Portfolio Holdings

7

Portfolio Diversification

2—6

Portfolio Review & Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-
     2100 and/or at www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling
    888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Russell 2500 Index is an unmanaged index that is designed to measure the small cap segment of the U.S. equity universe.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.
    You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Performance Review:  June 30, 2007

The Frontegra IronBridge SMID Fund’s
return of 7.14%, net of fees, outperformed
the 4.94% return of its benchmark, the
Russell 2500 Index for the quarter ending
June 30, 2007.

For the 12-month period ending June 30,
the Fund outperformed the Russell 2500
Index, returning 22.25%, net of fees,
versus the index’s return of 18.74%.

13.24%

18.74%

4.94%

Russell 2500 Index

13.02%

22.25%

7.14%

Frontegra IronBridge SMID Fund

(Net of Fees)

14.09%

23.41%

7.39%

Frontegra IronBridge SMID Fund

(Gross of Fees)

Since

Inception

(12/31/04)

One

Year

Quarter

Ending
6/30/07

Average Annual

Total Return

United States
12
10
8
6
4
2
0
Enterprise Value Weighted Discount Rate
Gross Investment Weighted CFROI Used In Valuation
10.13%
CFROI
4.98%
Spread
5.15%
Discount Rate

Portfolio Review & Outlook

should create substantial wealth.  In general, the
positive spread is one of the “stars” supporting Mr.
Kravis’s “golden era” characterization of the private
equity environment.  In addition, low debt rates
have been a catalyst to the surge in private equity
transactions.  Year-to-date, $137 billion of debt has
been raised to fund buyouts, and expectations are
for an additional $300 billion to be sold to fund
previously announced deals.  This is unlikely to
continue indefinitely.  More recently, the ability of
private equity to raise these funds at low rates with
loose covenants appears to be slowing.  This
slowdown is due to the accelerating awareness of
the real risks involved with Collateralized Debt
Obligations.  As a result, the debt spigot may very
well be tightening which could slow the torrid pace
of the more recent buyout bonanza.

While the first quarter Gross Domestic Growth was
revised down to an anemic 0.7% rate, the market’s
forecast for the future can be inferred by sector
leadership.  The top performers include Energy
(+14.5%), Industrials (+11.6%) and Information
Technology (+6.8%).  All three of those sectors are
benefiting from strong global growth and a weaker
dollar, inferring that the market expects healthy
economic growth in the future.  In addition, the
bond market appears to be signaling a similar
outlook as the yield curve promptly switched from
inverted to upward sloping.

“The private equity world is in its golden era right
now…the stars are aligned.”

Henry Kravis, co-founder of Kohlberg Kravis
Roberts & Co.

The stock market surged in the second quarter of
2007 led by large caps with the Dow Jones
Industrial Average Index returning a robust 8.5%,
which was its best quarter since 2003.  Mid cap
and small cap companies posted healthy returns
as well, with the S&P 400 Index up 5.8% and the
Russell 2000® Index delivering a 4.4% return.
We are pleased to report that the Frontegra
IronBridge SMID Fund achieved a positive return
of over 7.14%, net of fees, for the second quarter
and significantly outperformed the Russell 2500TM
Index’s 4.94% return.

Since April of 2003, Corporate America’s
CFROI®[1] (Cash Flow Return On Investment)
has been accelerating relative to the cost of
capital, and this is a primary driver of the current
bull market for equities.  During the quarter,
earnings continued to surprise on the upside, and
CFROIs now stand at an all-time high of 10.1%.

The large, 5% positive spread between CFROIs
and the cost of capital implies that corporate
reinvestment, on average,

[1] CFROI is a registered trademark in the United
States and other countries (excluding the United
Kingdom) of Credit Suisse or its affiliates.

Source: Credit Suisse HOLT ValueSearch – USA Aggregate Relative Wealth Chart (Data Date: July 6, 2007)

Portfolio Review & Outlook (cont.)

Underperforming sectors included Financials (-
1.4%), which were exposed to the continued
sub-prime mortgage meltdown and a tougher
operating environment given the relatively flat
yield curve.  In addition, Utilities (-2.1%) were
the worst performing sector as the market
perceived competition for yield stemming from
the surge in the yield of the 10-year U.S.
Treasury Note,  which advanced 38 bps during
the quarter to end at 5.0%.  The trends in
interest rates will be critical for supporting the
golden era of private equity hypothesis and
market valuations going forward.

Performance Attribution

Whether or not private equity is in a golden era,
the portfolio greatly benefited from outside
suitors who identified the same undervaluation
as our investment process.  More specifically,
five of our holdings received acquisition offers
including MedImmune (+55.9%), Oakley
(+41.0%), Guitar Center (+32.5%), eFunds
(+32.4%) and Harman International (+24.5%).
These take-outs contributed roughly 200 basis
points of excess return from stock selection and
are the primary source of this unusually strong
quarter.  Stock selection was positive in seven
out of nine sectors led by Consumer
Discretionary, Information Technology and
Industrials.

Year-to-date, seven holdings (about 10% of the
portfolio) have received buyout offers.  A
plausible explanation is that acquirers are paying
less attention to quarterly reports and more
attention to long-term valuation drivers and
risk/reward potential.  This reasoning fits the
IronBridge investment philosophy and, to no
surprise, acquirers “discovered” many of our
companies.  While the merger and acquisition
activity in the portfolio has been rewarding, it
does create a reallocation challenge as the
market relentlessly hits new highs.

Our deployment of buyout proceeds has focused
on quality companies with low downside risk.  The
portfolio benefited by roughly 100 basis points of
excess return in the second quarter from seven
new buys (including Oakley) executed in the first
quarter.  The performance of the new Consumer
Staples additions are particularly noteworthy
including Corn Products (+28.3%) and Supervalu
(+18.9%).

The only meaningful detracting sector for stock
selection was Energy.  We encountered a thesis
violation for Helix Energy Solutions Group (-
1.6%), which was immediately sold as a result.
Although Teekay (+6.0%) was very strong in the
first quarter, the holding was a detractor in the
second quarter and was sold as a result of
valuation.  In addition, several core holdings such
as Cabot Oil & Gas (+9.7%) delivered strong
absolute returns but did not keep up with the
sector in the near term.  We continue to perceive
attractive risk/reward profiles in these holdings
and are patiently waiting for attractive entry
points for Energy firms identified by our
investment process.  First and foremost, we want
to buy at the right price.

Other positively contributing factors in the second
quarter included the portfolio’s higher market
capitalization tilt and high non-index ownership
level.  In addition, both sector and Life Cycle
allocations were neutral contributors to
performance during the quarter.

At the midpoint of 2007, we feel great about
Frontegra IronBridge SMID Fund’s year-to-date
return which exceeds the Russell 2500 by
approximately 6%.  The primary driver of the
performance is stock selection.  The continued
sector volatility is a reminder of the importance of
our risk controls to achieve our goal of consistent
out-performance by picking stocks.  Given the
level of takeouts and subsequent cash proceeds,
it is relevant to provide a refresher on our
investment discipline which we consistently apply
in our constant search for new ideas.

Portfolio Review & Outlook (cont.)

Review of IronBridge Investment Process

We aim to own firms that are 1) doing the right things
to create shareholder value and 2) likely to
outperform expectations implied in the current stock
prices.  The SMID mandate is uniquely positioned to
maximize our investment process with its equity size
universe ranging from $400 million to $10 billion, plus
the opportunity to exploit valuation insights from our
Small Cap research.

IronBridge Capital Management was founded in 1999
with a Small Cap focus. The irony of our investment
process was that it identified firms that were making
decisions consistent with long-term wealth creation
coupled with very attractive risk/reward profiles, yet
these well-managed firms had to be sold.  Their
successful wealth creation strategies resulted in larger
market capitalizations which, therefore, exceeded the
Small Cap mandate.  The SMID Cap portfolio benefits
because these “graduates” of our Small Cap product
are no longer arbitrarily sold;   rather, they are held
as long as they offer attractive risk/reward potential.
For example, the consumer discretionary firm,
Harman International, was originally purchased in the
Small Cap product six years ago at $1.1 billion market
capitalization.  The company prospered with steady
organic growth and margin expansion.  Harman was
sold from our Small Cap portfolios at $7.1 billion, but
remained a SMID holding.  Harman continued to
compound wealth by reinvesting in high CFROI
projects and was ultimately bid for by private equity
during the second quarter at a market capitalization of
roughly $8 billion.

In addition to owning the IronBridge graduates, SMID
is able to leverage the valuation insights from current
Small Cap holdings.  For example, Oakley is a
consumer discretionary company focused on the
manufacturing and distribution of high performance
eyewear.  The Small Cap portfolio has owned the
company for nearly three years as a result of its
management team making decisions consistent with
its Cork life cycle position (i.e. expanding both
margins and productivity) and a positively skewed
risk/reward profile. During our ownership

tenure of Oakley in Small Cap, we observed that the
lack of liquidity resulted in choppy price action between
quarterly releases, often divorced from the underlying
fundamentals of the company.

Today, the holding overlap between the SMID and
Small Cap products is currently 35% as a result of
leveraging attractive risk/reward insights from our
Small Cap knowledge inventory.

There are several components and outcomes of the
process which we affectionately refer to as the
IronBridge Advantage.  It is instructive to review the
recent purchase of Corn Products through this lens.

The advantage starts with our proprietary
classification and ranking system, which positions
firms on the corporate Life Cycle and ranks them
relative to Life Cycle peers.  Corn Products makes food
ingredients (e.g. high fructose corn syrup) and
industrial products from corn and is positioned as a
Cork on the corporate Life Cycle.  The company scored
favorably relative to its Life Cycle peers because of
impressive operating margin and productivity
expansion, which are the ingredients for economic
return expansion.  The conclusion was that the
management team is doing the right thing to create
shareholder value given its corporate Life Cycle
position.

The next question was whether or not it was probable
that the firm can beat expectations implied in current
stock prices.  To answer that question, we have
developed a customized research platform called
Alchemy.  Alchemy includes an incredibly powerful
valuation framework which takes our CFROI valuation
expertise to the next level by incorporating the many
lessons learned since our firm’s inception.  One such
lesson is the importance of properly calculating the
lease obligations of a firm.  Our research determined
that the typical handling of Corn Product’s lease life led
to a significant overstatement.  After properly
accounting for lease life, the historical valuation of
Alchemy closely explained historical stock price
movements, which provided added confidence for our

CFROI Fade Distribution

15
10
5
0
9.3
t+1
t+2
t+3
t+4
t+5

CFROI t+5	Growth t+5	Probability	Warranted Value
14.0	15.6	5%	$63.46
10.6	10.6	20%	$35.90
8.5	7.7	50%	$25.44
6.3	5.4	20%	$16.49
1.0	0.8	5%	$6.54

Probability Weighted Warranted Value: $26.70

Warranted Value

Price:
$19.67
10
20
30
40
50
60
70
$
Warranted
$26.70

Probability Weighted Warranted Value: $26.70

Current Price: $19.67 +36%

Undervaluation Likelihood: 75%

FRONTEGRA FUNDS

Portfolio Review & Outlook (cont.)

the company hedges its corn input costs and
an excellent buying opportunity would occur if
a stock price decline was mainly due to an
increase in the commodity price of corn per
bushel.  The surge in ethanol demand created
a surge in the price of corn which created an
opportunity to establish a position in the
company close to our low target.  More
recently, the company delivered stronger than
expected capacity utilization and pricing
power, which resulted in margin expansion
consistent with wealth creation for a Cork.

Outlook

Our outlook for the second half of the year
remains similar to the first half.  Corporate
earnings season is about to kick

forecasts.  Alchemy allows for more timely
and accurate data updates.  The analysis
of Corn Products occurred after the fourth
quarter when annual income statement and
balance sheet data was released. The
platform allows us to immediately translate
the financials into economic returns, which
was a positive trend in the case of Corn
Products. After the lease life fix and
economic return update, we determined
that the market was implying that the
company would deliver 4% economic
returns in the future.

We concluded that a reasonable forecast for
the company was a much higher 8.5%
economic return resulting from the
execution of its “Strategic Pathway” and
represented an attractive risk/reward
profile.  In addition, an investment insight
was formed that

Portfolio Review & Outlook (cont.)

off, so we are about to get an update on the
forces that have been driving the markets
higher.  So far, the driving forces remain in
place and include plenty of global liquidity,
increased private equity activity, robust
corporate profits, and reasonable growth
driven by globalization.  However, we do not
expect the market to go straight up.  There
will be adjustments along the way.

As the sand pile game (which we described in
last quarter’s commentary) teaches us, every
once in a while there must be “adjustments”
caused by fingers of instability, which provide
a stronger base from which to grow.  There
will likely be a few adjustments along the way.
It is impossible to predict whether these
adjustments will be caused by one or more of
the worries that we have highlighted or, more
likely, something none of us is currently
thinking about.  That is what makes this
business so challenging.  That is why it is so
important

have a solid discipline and stick to it.  While
we do not have a crystal ball to tell us the
future, we do have a solid discipline founded
on wealth creation principles, valuation
expertise, and risk controls to help us meet
our goal of consistently delivering excess
return for our clients.

Thank you for your continued support.

Kind regards,

Christopher C. Faber

IronBridge Capital Management, L.P.

Jeffrey B. Madden

IronBridge Capital Management, L.P.

25
20
15
10
5
0

	Consumer Discretion.	Consumer Staples	Energy	Financials	Health Care	Industrials	Materials	Technology	Utilities	Cash
■ Frontegra IronBridge	13.97	4.65	4.12	18.11	13.41	14.72	6.36	14.90	5.30	4.26
□ Russell 2500	16.31	3.07	5.89	20.67	11.42	14.93	6.99	15.92	4.79	0.00

40
30
20
10
0

	Rockets	Golden Goodies	Falling Angels	Corks	Turn Arounds	Financials	Cash
■ Frontegra IronBridge	15.15	14.39	11.53	30.37	6.03	18.11	4.26
□ Russell 2500	13.76	14.10	11.04	29.40	11.07	20.66	0.00

FRONTEGRA FUNDS

Sector & Life Cycle Comparisons: June 30, 2007

Sector Comparison:  Frontegra IronBridge SMID Fund vs Russell 2500 Index

Life Cycle Comparison:  Frontegra IronBridge SMID Fund vs Russell 2500 Index

Frontegra IronBridge SMID Fund

Portfolio Holdings:   June 30, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

CONSUMER DISCRETIONARY

ANF

ABERCROMBIE & FITCH

72.98

1.18

GNTX

GENTEX CORP

19.69

0.74

GPC

GENUINE PARTS CO

49.60

1.44

GTRC

GUITAR CENTER INC

59.81

0.85

LF

LEAPFROG ENTERPRISES INC

10.25

0.40

MEG

MEDIA GENERAL INC

33.27

0.48

MW

MENS WEARHOUSE INC COM

51.07

1.41

ORLY

O'REILLY AUTOMOTIVE

36.55

1.34

OO

OAKLEY INC

28.40

1.74

RCL

ROYAL CARIBBEAN CRUISES LTD

42.98

1.41

TSCO

TRACTOR SUPPLY CO

52.05

1.70

WWW

WOLVERINE WORLD WIDE INC

27.71

1.28

CONSUMER STAPLES

CPO

CORN PRODUCTS INTL INC

45.45

1.72

HRL

HORMEL FOODS CORP

37.35

2.00

SVU

SUPERVALU INC

46.32

0.97

ENERGY

ACI

ARCH COAL INC

34.80

1.30

COG

CABOT OIL & GAS CORP

36.88

1.18

ESV

ENSCO INTERNATIONAL INC

61.01

1.64

FINANCIALS

AMG

AFFILIATED MANAGERS GROUP

128.76

1.26

AFG

AMERICAN FINANCIAL GROUP

34.15

0.96

NLY

ANNALY CAPITAL MANAGEMENT INC

14.42

1.19

CIT

CIT GROUP INC

54.83

1.56

CFR

CULLEN FROST BANKERS INC

53.47

1.47

FCE.A

FOREST CITY ENTERPRISE - CL A

61.48

1.02

JEF

JEFFERIES GROUP INC NEW

26.98

1.33

NFS

NATIONWIDE

63.22

1.55

RYN

RAYONIER INC

45.14

2.03

SAF

SAFECO CORP

62.26

0.70

STC

STEWART INFORMATION SYSTEMS

39.83

0.47

SNV

SYNOVUS FINANCIAL CORP

30.70

1.16

JOE

THE ST JOE COMPANY

46.34

2.12

WL

WILMINGTON TRUST CORP

41.51

1.32

HEALTH CARE

AFFX

AFFYMETRIX INC

24.89

1.10

BRL

BARR PHARMACEUTICALS INC

50.23

1.49

CEPH

CEPHALON INC

80.39

0.96

CERN

CERNER CORP

55.47

1.58

FOXH

FOXHOLLOW TECHNOLOGIES

21.24

0.51

IDXX

IDEXX LABS INC

94.63

0.64

RX

IMS HEALTH INC

32.13

1.99

ISRG

INTUITIVE SURGICAL INC NEW

138.77

1.37

MLNM

MILLENNIUM PHARMACEUTICALS INC

10.57

0.47

Frontegra IronBridge SMID Fund

Portfolio Holdings:   June 30, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

HEALTH CARE cont.

PPDI

PHARMACEUTICAL PRODUCT DEVEL

38.27

1.40

THOR

THORATEC CORP COM NEW

18.39

1.16

VAR

VARIAN MEDICAL SYSTEMS INC

42.51

0.74

INDUSTRIALS

ALEX

ALEXANDER & BALDWIN INC

53.11

1.90

AME

AMETEK INC

39.68

1.50

CP

CANADIAN PACIFIC RAILWAY LTD

68.82

1.14

GR

GOODRICH CORP

59.56

1.33

IFS

INFRASOURCE SERVICES

37.10

0.80

ITT

ITT INDUSTRIES INC

68.28

1.50

JEC

JACOBS ENGINEERING GROUP INC

57.51

1.30

MINI

MOBILE MINI INC

29.20

1.12

MOG.A

MOOG INC -CL A

44.11

1.24

PH

PARKER-HANNIFIN CORP

97.91

1.48

TDY

TELEDYNE TECHNOLOGIES INC

45.95

1.41

INFORMATION TECHNOLOGY

CDNS

CADENCE DESIGN SYSTEMS INC

21.96

1.30

CTXS

CITRIX SYSTEMS INC

33.67

1.31

EFD

EFUNDS CORP

35.29

1.49

HRS

HARRIS CORP-DEL

54.55

1.12

NATI

NATIONAL INSTRUMENTS CORP

32.57

1.13

PMTC

PARAMETRIC TECHNOLOGY CORP

21.61

2.31

PLCM

POLYCOM INC

33.60

1.39

TLAB

TELLABS INC COM

10.76

1.54

TRMB

TRIMBLE NAVIGATION LTD COM

32.20

1.80

VSEA

VARIAN SEMICONDUCTOR EQUIP

40.06

1.20

VSAT

VIASAT INC

32.10

0.32

MATERIALS

AGU

AGRIUM INC

43.75

0.94

ARG

AIRGAS INC

47.90

1.43

LZ

LUBRIZOL CORP COM

64.55

1.69

MEOH

METHANEX CORP COM

25.14

0.81

SIAL

SIGMA-ALDRICH CORP

42.67

1.51

UTILITIES

AYE

ALLEGHENY ENERGY INC

51.74

1.38

WTR

AQUA AMERICA INC

22.49

1.45

STR

QUESTAR CORP

52.85

1.32

WEC

WISCONSIN ENERGY CORP

44.23

1.25

CASH

4.26

TOTAL FUND ASSETS

100.00

193,077,690.65

$

FRONTEGRA NETOLS

SMALL CAP VALUE FUND

QUARTERLY REPORT

FOR THE PERIOD ENDING JUNE 30, 2007

4 - 6

Portfolio Holdings

3

Fund Characteristics & Industry Weights

2

Portfolio Review & Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-
2100 and/or at www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling
888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Russell 2000 Value Index measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.  The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which measures the performance of the 3,000 largest U.S. companies based on market capitalization.
The Index does not reflect investment management fees and expenses associated with investing in equity securities.  You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Frontegra Netols Small Cap Value Fund

Performance Review:  June 30, 2007

The Frontegra Netols Small Cap Value
Fund’s return of 8.51%, net of fees, out-
performed the 2.30% return of its
benchmark, the Russell 2000 Value Index
for the quarter ending June 30, 2007.

Since its inception in December 2005, the
funds average annual return is 18.29%, net
of fees, versus 16.39%  for the benchmark.

16.39%

16.05%

2.30%

Russell 2000 Value Index

18.29%

25.81%

8.51%

Frontegra Netols Small Cap Value Fund

(Net of Fees)

19.59%

27.19%

8.80%

Frontegra Netols Small Cap Value Fund

(Gross of Fees)

Since

Inception

(12/16/05)

One

Year

Quarter

Ending
6/30/07

Average Annual Total Return

Portfolio Review & Outlook

Positive Contributions to Relative
Performance in Q2 2007:

Stock selection in consumer discretionary,
information technology, industrials and
energy

Overweight in energy, industrials and
underweight in financials

Best performing stocks for the quarter –
ENGlobal Corp, Global Industries Ltd, Terra
Industries Inc, Robbins & Myers, General
Cable Corp, SurModics

Negative Contributions to Relative
Performance in Q2 2007:

Stock selection in financials

Worst performing stocks for the quarter –
W Holding Co, Verenium Corp, Nautilus Inc,
First Marblehead Corp, Cost Plus, First
Industrial Realty

Current Market:  Q2 2007

The most dominant influences in the
market during the first quarter spilled over
into the second quarter.  We continue to
witness strength in the global economy.
As a result, the economically sensitive
Energy, Materials and Industrial sectors
were the best performing sectors for the
quarter.  Additionally, global mergers and
acquisitions totaling approximately $2.9
trillion helped fuel further gains in the
equity markets.  While the markets posted
healthy returns overall, questions
remained regarding the strength of the
domestic economy and the potential threat
of inflation.  The sub-prime meltdown and
resultant credit tightening continued to
play out during the quarter.  These factors
drove bond yields higher and resulted in
underperformance by the Consumer
Discretionary and Financial sectors.

Our market outlook has not changed
since the end of the first quarter. The
world economy continues to remain
strong, even as the rate of domestic
growth slows.  Driving international growth
are commodity and energy exportation
regions that are currently flush with cash
and the continued economic development
of China.  We also believe we may be
seeing the beginning of a credit tightening
cycle, reversing the trend of the past two
decades.  Therefore, we believe small cap
equities with strong balance sheets and
continued profit strength should provide
positive returns.

40
35
30
25
20
15
10
5
0

	Consumer Discretion.	Consumer Staples	Energy	Financials	Health Care	Industrials	Materials	Technology	Telecoms	Utilities	Cash
■ Frontegra Netols	21.7	5.2	9.4	6.3	18.0	24.6	5.7	6.7	1.7	0.0	0.7
□ Russell 2000 Value	14.2	3.5	5.1	33.7	4.8	12.8	6.2	13.2	1.5	4.9	0.0

FRONTEGRA FUNDS

Portfolio Characteristics and Industry Weights:

June 30, 2007

Industry Weights:  Frontegra Netols Small Cap Value Fund vs Russell 2000 Value Index

71

§Number of Stocks

1.60%

0.90%

§Yield

22.9

20.7

§Price/Earnings (forward)

2.2

2.5

§Price/Book Ratio

$0.68

$1.03

§Market Cap (median, in billions)

$1.22

$1.40

§Market Cap (weighted, in billions)

Russell 2000

Value Index

Frontegra Netols
Small Cap

Value Fund

Frontegra Netols Small Cap Value Fund

Portfolio Holdings:   June 30, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

COMMON STOCK

CONSUMER DISCRETIONARY

NDN

99 CENTS ONLY STORES

13.11

1.45

ARB

ARBITRON

51.53

1.88

CMRG

CASUAL MALE RETL GRP

10.10

1.34

CHB

CHAMPION ENTERPRISES

9.83

1.49

COCO

CORINTHIAN COLLEGES

16.29

1.62

CPWM

COST PLUS

8.48

0.78

CRI

CARTER'S

25.94

1.80

CXR

COX RADIO

14.24

0.89

DV

DEVRY

34.02

1.32

FLE

FLEETWOOD ENTERPRISE

9.05

0.92

GTSI

GTSI

12.91

1.02

KEYS

KEYSTONE AUTOMOTIVE

41.37

1.82

NLS

NAUTILUS

12.04

0.90

CHUX

O'CHARLEY'S

20.16

1.00

RGR

STURM RUGER & CO

15.52

1.87

TEN

TENNECO

35.04

1.62

CONSUMER STAPLES

CHTT

CHATTEM

63.38

1.81

COT

COTT

14.39

1.96

LNCE

LANCE

23.56

1.42

ENERGY

EAC

ENCORE ACQUISITION

27.80

1.38

FST

FOREST OIL

42.26

1.67

FCL

FOUNDATION COAL

40.64

1.65

GLBL

GLOBAL INDUSTRIES

26.82

1.80

HC

HANOVER COMPRSR HLDG

23.85

1.38

WLL

WHITING PETROLEUM

40.52

1.58

FINANCIALS

CDR

CEDAR SHOPPING CTRS

14.35

0.79

FR

FIRST IND'L REALTY

38.76

1.08

SUI

SUN COMMUNITIES

29.77

1.40

THG

THE HANOVER INS GRP

48.79

1.24

WHI

W HLDG

2.64

0.69

WABC

WESTAMERICA BANCORP

44.24

1.07

HEALTH CARE

GTIV

GENTIVA HEALTH SVCS

20.06

1.64

HAE

HAEMONETICS

52.61

1.51

KVA

KV PHARMACEUTICL 'A'

27.24

1.60

MATR

MATRIA HEALTHCARE

30.28

1.65

MDCI

MEDICAL ACTION INDS

18.06

1.04

MMSI

MERIT MEDICAL SYS

11.96

1.18

Frontegra Netols Small Cap Value Fund

Portfolio Holdings:   June 30, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

HEALTH CARE (CONT.)

PRX

PAR PHARMACEUTICAL

28.23

1.90

PLMD

POLYMEDICA

40.85

1.57

PSSI

PSS WORLD MEDICAL

18.22

0.75

SRZ

SUNRISE SENIOR LIV

39.99

1.56

SRDX

SURMODICS

50.00

1.39

USPH

U.S. PHYSICAL THERPY

13.47

0.80

VARI

VARIAN

54.83

1.36

INDUSTRIALS

AYI

ACUITY BRANDS

60.28

1.56

ALEX

ALEXANDER & BALDWIN

53.11

1.35

ACLI

AMER COMMERCIA LINES

26.05

1.06

ASEI

AMER SCIENCE & ENGNR

56.85

1.57

BEAV

BE AEROSPACE

41.30

1.69

CHP

C & D TECHNOLOGIES

5.60

1.09

DTPI

DIAMOND MGMT/TECHNLY

13.20

1.26

FSS

FEDERAL SIGNAL

15.86

1.39

GMT

GATX

49.25

1.01

BGC

GENERAL CABLE

75.75

2.42

GMR

GENERAL MARITIME

26.78

1.42

IEX

IDEX

38.54

1.22

LYTS

LSI INDUSTRIES

17.90

1.95

RBN

ROBBINS & MYERS

53.13

2.56

SCHS

SCHOOL SPECIALTY

35.44

1.22

WAB

WABTEC

36.53

1.81

INFORMATION TECH

CAI

CACI INT'L

48.85

1.56

ENG

ENGLOBAL

12.15

1.68

EPIQ

EPIQ SYSTEMS

16.16

1.09

MANT

MANTECH INT'L

30.83

1.34

VSEA

VARIAN SEMICONDUCTOR

40.06

1.03

MATERIALS

BW

BRUSH ENGINEER MTLS

41.99

0.83

CMC

COMMERCIAL METALS

33.77

1.55

CMP

COMPASS MINERALS

34.66

0.13

SEH

SPARTECH

26.55

1.52

TRA

TERRA INDUSTRIES

25.42

1.70

TELECOMMUNICATION

ALSK

ALASKA COMM SYS GRP

15.84

1.69

TOTAL COMMON STOCK

99.27

Frontegra Netols Small Cap Value Fund

Portfolio Holdings:   June 30, 2007

TICKER

SECURITY

MARKET

PERCENT

SYMBOL

NAME

PRICE

ASSETS

CASH AND EQUIVALENTS

Cash

0.73

TOTAL CASH & EQUIVALENTS

0.73

TOTAL PORTFOLIO

$17,407,717.20

100.00

Frontegra

New Star International Equity Fund

QUARTERLY REPORT

FOR THE PERIOD ENDING JUNE 30, 2007

Executive Summary

Non-US equity markets (MSCI EAFE
Index) returned a healthy 6.2% in local
currencies in the quarter, enhanced to
6.7% in US Dollar terms, through
international currency strength.  Cyclicals
and oils led the way; healthcare and
financials lagged.

European companies are continuing to
push profitability higher, persuading
analysts to upgrade earnings estimates
and providing a stream of “feel-good”
news for investors.  Japanese companies
are offering very cautious guidance
currently, but we expect upgrades in the
coming quarter.

Strong corporate balance sheets and
cash flows are persuading managements
to join the merger and acquisition (M&A)
party.  Alongside the private equity
community, they are exploiting the
arbitrage between low headline equity
valuations and high bond valuations that
provide cheap finance.

The growth of acquisition finance shows
up in rapid lending and hence money
supply growth, to the extent that our G7
excess money indicator of liquidity
stands at a 5 year high.  This is
unambiguously bullish, but given the
importance of financial, transaction
related borrowers, liquidity growth can
reverse with little warning.

Recent wobbles in exotic credit
instruments are a sign that rising short
term interest rates are starting to take

hold and may result in lower liquidity
creation and more risk aversion.  If so,
we do not believe that large cap.
international equities are most at risk, as
there are few signs of speculative excess
in the asset class.

Rising bond yields and a reduction in
risk-love behaviour will have implications
for sector performance.  Those such as
utilities, most buoyed by private equity
and leveraged investors, can be expected
to lose market leadership. Profits in the
financial sectors will come under
pressure.

Sovereign wealth funds (the proceeds of
sustained trade surpluses in Asia and oil
commodity exporters) are an important
source of support to financial markets.
There is  evidence of increased leakage
of Chinese funds out into the Pacific Rim,
driving asset prices in these territories
higher.

We have added to oils and IT, while
reducing European financials and
telecoms.  The portfolio is overweight IT,
energy, consumer discretionary and
Asian financials.  We are underweight
European financials, consumer staples,
telecoms and utilities.

The Frontegra New Star International
Equity Fund returned 7.83%, net of fees,
for the second quarter versus 6.74% for
the MSCI EAFE benchmark.  Relative
performance was driven by Japanese and
Asian stock selection.

Richard Lewis

New Star Institutional Managers

                     5

Portfolio Strategy

                     9

Review and Outlook of Liquidity Trends

                     7

Review and Outlook of Corporate Sectors

                  11

Appendices

                     6

Asset Allocation

                     3

Account Activity

                     2

Performance Attribution

                     1

Performance versus Benchmark

Executive Summary

Pages

Performance versus Benchmark

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the
Frontegra Funds, and it may be obtained by calling 888-825-2100 and/or at
www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling 888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The MSCI EAFE Index is an unmanaged, free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. and Canada.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in equity securities.  You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

27.71%

27.12%

28.06%

One

Year

20.16%

22.88%

6.74%

MSCI EAFE

16.24%

19.01%

7.83%

Frontegra New Star

  (Net of Fees)

17.21%

19.98%

8.03%

Frontegra New Star

  (Gross of Fees)

Since
Inception

(1/8/04)

Three

Year

Quarter
Ending

6/30/07

Average Annual Total Return

At June 30, 2007

Performance Attribution

European stock selection is flat this time.
Recent purchases of Nokia, Siemens and
other materials or industrial companies
have helped the portfolio to keep pace
with a very cyclically biased rally.
Stocks involved in bidding for others,
such as KarstadtQuelle, Publicis and
Fortis, lagged the strong market move.

Country/Currency Selection     0.42%

Country positioning in Europe made a
modest positive contribution, primarily
through avoiding weakness in Spain.

Our underweight position in Sterling,
resulting from an underweight in the
London market, made a negative
contribution due to the strength of the
UK currency.

Sector / Stock Selection               1.25%

Japanese stocks gave a strong relative
showing in a flat market as shares of
recently purchased cyclicals performed
well.  Sumitomo Metal, Fanuc and
Mitsubishi Corp all made double digit
percentage gains.  IT stocks Fujitsu and
Murata also did well.  These were more
than enough to compensate for
weakness in Bank of Yokohama and
Sumitomo Trust Bank.

In Asia, the Australian materials stock
Rio Tinto continues to power ahead and
explosives producer (for mining) Orica
has received a bid approach.  The oils,
Woodside and Santos were also strong.
In HK the property stock Hang Lung had
a strong quarter, as did the China
proxies, China Mobile and Guangdong
investment.

-0.04

0.46

1.25

1.68

3 months

(%)

-0.03

-0.11

0.11

0.09

0.28

0.06

0.39

0.87

0.13

-0.13

Emerging Markets

       UK

Country Selection

       Europe ex UK

       Japan

       Pacific Basin

       Accruals / Cash

       Pacific Basin

       UK

Net Management Impact

Currency Selection

Stock Selection

       Europe ex UK

       Japan

At June 29, 2007

Account Activity

0.77

Utilities

Fortum Corp.

Finland

1.31

IT

Ibiden Co Ltd

Japan

1.11

Consumer Discretionary

Yamaha Motor Co Ltd

Japan

1.08

Financials

Ind & Comm Bk of China

China

IT

Energy

IT

Financials

Industrials

Consumer Discretionary

Sector

Top 10 Purchases

0.87

Nokia

Finland

0.76

Infosys Technologies

India

0.81

OMV

Austria

1.84

Toyota Motor Corp

Japan

1.00

Nippon Electric Glass

Japan

0.94

VTB Bank

Russia

Security

%

Country

Auto manufacturing in developed
markets is a tough industry and only the
Japanese can consistently beat their cost
of capital.  Toyota is the largest of them
all and produces a 12.6% return on
invested capital (ROIC); Yamaha, the
motorbike and marine engine
manufacturer, manages a 13.7% return.
These two are performing noticeably
better than Nissan, whose shares we
have used as a source of cash.

Ibiden, a supplier of advanced material
components to both the auto and
consumer electronics industries, is
preferred to their competitor NGK
Insulators at this stage. Nippon Electric
Glass is a producer of component
product for flat screens and LCDs.  Both
of these stocks, like the auto comp
anies

themselves, will be enjoying a
competitive boost from the lower
Japanese currency.

We have taken profits in Mitsui Corp,
Komatsu and Omron, cyclicals that have
done well since held.  The position in
Sony is also lower after the shares had a
good run from their lows at the turn of
the year.  The Sony PlayStation®3 roll-
out is not going so smoothly and a
substantial price cut of the gaming
console looks necessary. These moves
leave the overall Japanese position
unchanged over the quarter at just under
benchmark weight.

The energy weight is higher after
purchases of OMV in Austria and the re-
admission of Lukoil.  These were only
partially offset by th
e

Account Activity

-0.79

Materials

BHP Billiton Plc

UK

-1.36

Industrials

Mitsui and Co Ltd

Japan

-1.34

Industrials

Komatsu Ltd

Japan

-1.13

Energy

Statoil

Norway

Consumer Discretionary

IT

Telecoms

Financials

Financials

Consumer Discretionary

Sector

Top 10 Sales

-0.84

Turkcell Iletisim Hizmet

Turkey

-0.77

Sony Corp

Japan

-0.82

Omron Corporation

Japan

-1.51

Nissan Motor Co Ltd

Japan

-1.04

Axa

France

-0.89

Capitaland Limited

Singapore

Security

%

Country

sale of Statoil, triggered by their large
acquisition of Norske Hydro.  Earnings
momentum is turning up again for the
oil sector.  The Finnish hydro power
generator Fortum benefits from the
rising price of competing fuels.  A
tightening in the market for CO2
emission certificates in the next Kyoto
round is a further positive for the
company.

Siemens makes it into the portfolio as
we believe that this company will, finally,
generate returns above their cost of
capital, after two decades of trying
various restructuring and cost-cutting
plans.  At the other end of the
achievement scale is Nokia with a 75%+
ROIC.  The company is forcing analysts
to revise estimates upwards as they
prosper from problems at the Motorola
mobile phone operation.

In the Asian and emerging markets we
have added the HK listed stock of the
giant Chinese bank ICBC, as excess
Chinese liquidity leaks out of the
domestic Renminbi system and into
related assets.  Infosys is a leading
Indian IT services company with a ROIC
of approximately 100%.

In Russia, VTB is the second largest
listed bank after its recent IPO, which
came at an attractive discount to the
sector leader.

We have taken profits in a number of
other companies that have done well
recently, are high beta, and are possibly
vulnerable to sell-offs in a more risk
averse environment.  Among these we
would count: AXA, BHP Billiton,
Capitaland and Turkcell.

Portfolio Strategy

term interest rates, we are sceptical that
bank earnings can hold up at these
levels.

Asian financials are a different matter
and we are overweight.  These markets
are supported by massive sovereign
wealth funds (ie the proceeds of
continuing trade surpluses) and less
dependent on growing indebtedness in
the financial system.  There is evidence
of some Chinese funds leaking out of
their controlled exchange rate area and
into other Asian assets.  The portfolio is
overweight the Pacific Rim, with an
emphasis on the financial sectors.

The oil and oil services weightings are up
again as sustained high energy prices
will keep ROICs high and profit
estimates on the upgrade.  Industrials
and materials continue to produce
unprecedented levels of profitability,
which we recognised at the beginning of
the year when we moved the portfolio
weightings up much closer to the
benchmark.

Of the classical growth areas, IT is
contributing positively and we can find
many stocks that fulfil our criteria for
high returns and strong finances.
Conversely, pharmaceuticals had
another dreadful quarter, with knock
backs to significant drugs at Sanofi,
Novartis and GlaxoSmithKline.
Thankfully the portfolio’s in-line sector
weighting is not hurting relative
performance.

The portfolio is overweight the consumer
discretionary area as a result of our long
standing preference for publishing
franchises.  Additions to the Japanese
autos are also included in this broad
sector grouping.

The second quarter was a period when
many companies reported robust Q1
results.  Non-US equities (MSCI EAFE
Index) returned a healthy 6.2% in local
currencies, enhanced by currency
strength to 6.7% in US$ terms.  Equities
outperformed bonds and emerging
markets equities were the best of all.
The strongest sectors this time were all
cyclicals; materials, industrials, oil a
nd IT.

After two years of gently rising short
term interest rates, wobbles in some of
the more exotic credit markets suggest
that policy tightening is finally beginning
to take hold.  We maintain that there are
few signs of speculative excess in large
cap. equities despite the extended period
of easy credit conditions.  High
profitability keeps valuations modest in
relation to other asset classes.

Higher bond yields and the introduction
of some risk aversion into credit markets
are taking the heat out of private equity
and hedge fund demand for equity.  As a
consequence, sector favourites of these
investors, such as utilities and property,
have lost their leadership. We expect low
indebtedness will soon be seen as a
virtue rather than a sign of management
sloth and our portfolios reflect this.

The largest sector in non-US equity
markets is financials, and these have
turned weak recently.  Profitability is
high in European banks and insurers and

the low headline valuations of these
assets seem to offer an attractive trade-
off.  We are underweight the European
banks because current super-high
earnings are dependent on very low loan
default rates and high fees related to the
growth of derivatives and alternative
asset classes.  In a world of rising long

Asset Allocation

5.32

5.41

5.55

28.75

6.33

7.76

11.79

12.08

9.46

7.56

          MSCI EAFE
                     (%)

-1.87

-1.38

5.37

-2.54

-0.34

-2.31

2.42

-1.05

-2.35

1.93

       Deviation

               (%)

10.92

Information Technology

26.21

Financials

3.45

Utilities

4.03

Telecommunications

11.03

Industrials

14.21

Consumer Discretionary

5.99

Healthcare

5.45

Consumer Staples

7.11

9.49

 Frontegra FRNSX

                     (%)

Materials

Energy

Sector

-1.52

46.57

45.05

Continental Europe

-6.97

23.12

16.15

UK

-

9.16

21.17

          MSCI EAFE
                     (%)

4.95

4.95

Emerging Markets

12.39

19.37

 Frontegra FRNSX

                     (%)

Pacific Basin

Japan

3.23

-1.80

             Deviation

                     (%)

Region

-6.52

23.12

16.60

Sterling

0.30

-

0.30

Canada USA

4.95

-

4.95

Emerging Markets

9.16

21.17

11.08

35.49

          MSCI EAFE
                     (%)

-0.54

20.63

Japan

3.25

12.41

Pacific Basin

9.32

35.82

Frontegra FRNSX

                     (%)

Non Euro European

Euro

-1.76

0.33

             Deviation

                     (%)

Currency

Review and Outlook of Corporate Sectors

Source: IBES

Profits in non-US corporates remain at
very elevated levels and analysts’
earnings estimates in Europe and Asia
are being revised yet higher.  The
competitive threat of globalisation allows
managers to keep costs under control.
Where cost inflation does exist, most
industries seem to have the pricing
power to compensate, in some cases
adding on a mark-up of their own for
good measure.  Japanese companies,
though, are very reluctant to encourage
higher profits estimates at this stage.
We expect the September half year
figures will lead to upgrades in official
guidance and hence higher numbers
from the analysts.

We see strong profits growth and
revisions in materials, industrials and
some consumer discretionary areas.  The

Q1 results season in Europe was very
solid again, with surprising strength in
autos, trucks and steel in particular.
Property-casualty insurance and
household goods also showed well.

Oils have not kept pace with upgrades in
the wider market for a number of
quarters.  Although not obvious from the
tables below, there are tentative signs of
positive momentum in the European
majors.  Analysts continue to
aggressively fade down their oil price
assumptions.  But, lo and behold, we
have another year where the price of
crude is closer to US$70/bbl rather than
on some straight line glide path down to
US$45/bbl, which seems to be the
politically correct consensus amongst
brokers.

3.2

4.5

8.8

9.5

Utilities

15.9

12.2

14.4

41.1

15.9

10.7

16.1

9.4

3.9

-1.8

Japan

2.6

7.6

2.2

Telecommunications

-1.8

15.7

14.0

Information Technology

7.1

7.6

7.3

Financials

Pacific Basin

Europe ex UK

                                  Consensus Profit Growth Expectations

                                                              (12 month forward)

9.8

11.7

9.9

19.6

16.8

8.3

1.5

6.9

6.1

Average

-3.1

11.8

Industrials

15.7

10.4

Consumer Discretionary

19.8

6.1

Healthcare

14.5

9.9

Consumer Staples

7.6

-2.9

UK

Materials

Energy

8.9

13.6

Review and Outlook of Corporate Sectors

Source: IBES

Banks as a whole have done nothing
wrong in this period and investment
banks have once again defied the
sceptics to match or beat last year’s
bumper figures.  But the stock market is
taking a very close look at those revenue
sources and the risks attached to
making them.  With government bond
yields backing up, the suspicion is that
the fixed income trading and commission
business is about to come under
pressure from slightly less blind, risk-
love behaviour in the market for
corporate debt.  We concur.  Japanese
financials have disappointed as the
hoped for acceleration in credit growth
once again failed to emerge.

In the classical defensive areas of the
market, earnings revisions are not good
enough to encourage a full scale investor
rotation towards the “Steady Eddie”

groups of pharmaceuticals and foods.
The former have just had a dreadful
period for drug approvals, or rather non-
approvals.  Food producers are facing
acute input price inflation and resistance
to product price increases for the
retailers.  There is the odd successful
cost cutting or market share gain story,
but these are zero sum games for the
food manufacturing sector as a whole.

Telecoms are one of the few businesses
still experiencing widespread price
deflation, and it shows in the numbers.
IT is slightly better off, given the
weakness in UK IT is only based on a
few mid-caps. and is therefore relatively
unimportant for the sector as a whole.
The leaders of the pack are the
heavyweight Nokia in hardware and Cap
Gemini in software and services.

1.9

-10.4

1.9

-0.3

Utilities

-1.2

-3.2

0.5

-5.8

2.2

-4.0

-1.5

3.2

2.1

4.6

Japan

-4.6

-2.7

-2.6

Telecommunications

-0.5

0.5

-3.0

Information Technology

2.9

1.9

1.1

Financials

Pacific Basin

Europe ex UK

                                                Revisions to Expectations

                                                             (3 month change)

1.5

-0.5

0.2

3.3

2.9

3.3

-0.4

3.8

0.9

Average

12.4

0.6

Industrials

-1.8

-0.3

Consumer Discretionary

0.4

-2.1

Healthcare

-0.1

0.5

Consumer Staples

8.6

0.5

UK

Materials

Energy

7.4

0.8

Cyclical liquidity conditions improved
further during the second quarter, with
G7 “excess” money expansion – the gap
between the annual growth rates of real
broad money and industrial output –
reaching a five-year high of nearly 5% in
May. The increase reflects both faster
monetary expansion, driven by buoyant
private credit demand, and slower
economic momentum, with G7 annual
output growth down to 2% by May.

Strong excess money growth in 2001-02
did not benefit equities because of an
accompanying collapse in earnings caused
by economic weakness. This time,
earnings have been resilient to the recent
industrial slowdown, with the world
revisions ratio still in positive territory in
June. Forward-looking economic
indicators signal a continuation of
moderate growth, suggesting that
earnings risks remain limited.

The key market concern currently is a
recent rise in corporate financing costs,
which threatens to slow the private equity
/ cash M&A boom. Corporate yields were

Review and Outlook of Liquidity Trends

pushed higher during the second quarter
by a combination of weak government
bond markets and a rise in credit spreads
towards quarter-end, related to evidence
of rising strains in the mortgage-backed
Collateralised Debt Obligations (CDO)
market.

Financing costs have yet to reach levels
likely to act as a significant deterrent to
M&A activity. European yields on sub-
investment-grade corporate bonds are no
higher than the peak reached last
summer, while US yields remain lower.
Investors fear that CDO losses will
prompt a generalised repricing of risk in
credit markets, but corporate default
rates remain low and finances generally
healthy.

With global excess money growing
strongly, any further rise in corporate
financing costs would probably be
reflected in a rotation within equity
markets rather than significant aggregate
weakness.

While central banks retain a hawkish bias
currently, any significant deterioration in
credit markets would be likely to prompt
a policy reversal, offering further
potential support for equities. The US
Fed, in particular, appears to have scope
to cut official interest rates in the event of
any financial distress, with its favoured
measure of core inflation recently
reentering Chairman Bernanke’s 1%-2%
“comfort zone”.

A regional analysis of liquidity factors
suggests the following ranking (from best
to worst): Australia, Asia ex. Japan /
emerging markets, Canada, US, Europe
ex. UK, UK and Japan.

US M2+

JAPAN M3 PLUS CDS

CANADA M2++

UK M4

Source: DATASTREAM

EXCESS BROAD MONEY (% YOY)

EUROLAND M3

AUSTRALIA BROAD MONEY

2002

2003

2004

2005

2006

2007

-8

-6

-4

-2

0

2

4

6

8

10

12

14

Review and Outlook of Liquidity Trends

The high ranking of Australia partly
reflects the strength of domestic
institutional buying, which offsets
relatively high float expansion. Insurance
company and pension fund equity
purchases amounted to 1.8% of market
cap in the year to end-March. In addition,
excess money growth remains strong,
while official interest rates have been on
hold since November, though are
expected to rise again in the third
quarter.

Excess money growth is also mostly
positive across Asia ex. Japan, though no
longer in China, suggesting a weaker
performance of the domestic A share
market. The key argument for the region
is China’s plans to diversify its reserves
and allow increased overseas investment
by domestic savers. Potential outflows are
huge and likely to be directed
disproportionately to other regional
markets, particularly Hong Kong.

Canada scores highly on most liquidity
criteria: buoyant M&A is shrinking the
supply of shares, broad money is
growing rapidly and official interest rates
have been stable for over a year, thoug
h

– as in Australia – are expected to rise
soon. However, domestic institutions
have been selling equities, partly for
actuarial reasons: disposals amounted to
0.9% of market cap in the year to March.

Continental Europe has slipped down the
liquidity ranking in recent quarters.
Monetary trends remain favourable and
institutions are modest buyers, but official
interest rates have risen steeply over the
last 18 months, while the supply of
shares is expanding relatively rapidly.
Takeover activity slowed towards the end
of the second quarter, which could be
partly due to rising corporate financin
g costs.

The key issue for UK relative prospects is
whether institutions’ portfolio shift away
from domestic equities is approaching an
end. Sales slowed between 2005 and
2006, but remain large enough to
dominate other liquidity factors. Share
supply trends are favourable, reflecting
the market’s openness to takeover
activity and strong buy-backs, while the
UK has moved to the top of the excess
money ranking.

Excess money growth remains weakest in
Japan, though improved over the quarter.
Strong demand for equities by foreigners
and companies has been offset by sales
by retail investors, who appear more
interested in buying foreign currencies: a
rebound in the yen may be necessary to
revive retail interest. Japan has benefited
less than other markets from the global
M&A boom, suggesting possible resilience
if activity slows sharply.

Simon Ward

New Star Institutional Managers

US

JAPAN

CANADA

UK

Source: DATASTREAM

EQUITY MARKET FLOAT (% QOQ)

EUROPE EX UK

AUSTRALIA

2006

2007

-5

-4

-3

-2

-1

0

1

2

3

4

APPENDICES

Appendix 1
Earnings Revisions by Sector  *

*   Charts show EAFE sector revisions ratios.  Revisions ratio = number of upgrades of 12 month forward earnings minus number of downgrades as proportion of total number of estimates.  Relative to EAFE = sector revisions ratio minus ratio for EAFE aggregate.

Source: DATASTREAM

MATERIALS

RELATIVE TO EAFE

CONSUMER DISCRETIONARY

RELATIVE TO EAFE

INDUSTRIALS

RELATIVE TO EAFE

RELATIVE TO EAFE

ENERGY

95

96

97

98

99

00

01

02

03

04

05

06

07

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

07

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

07

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

07

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

Appendix 1
Earnings Revisions by Sector  *

TELECOMMUNICATIONS

RELATIVE TO EAFE

RELATIVE TO EAFE

UTILITIES

Source: DATASTREAM

HEALTHCARE

RELATIVE TO EAFE

RELATIVE TO EAFE

CONSUMER STAPLES

RELATIVE TO EAFE

INFORMATION TECHNOLOGY

FINANCIALS

RELATIVE TO EAFE

95

96

97

98

99

00

01

02

03

04

05

06

07

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

07

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

07

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

07

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

07

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

95

96

97

98

99

00

01

02

03

04

05

06

07

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

*   Charts show annual growth rates of industrial output and real broad money supply.

Appendix 2
Cyclical Liquidity *

REAL MONEY SUPPLY

UK

INDUSTRIAL OUTPUT

REAL MONEY SUPPLY M4

EUROZONE

INDUSTRIAL OUTPUT

REAL MONEY SUPPLY M3

INDUSTRIAL OUTPUT

Source: DATASTREAM

JAPAN

REAL MONEY SUPPLY M2

INDUSTRIAL OUTPUT

WORLD (G7)

86

88

90

92

94

96

98

00

02

04

06

-8

-6

-4

-2

0

2

4

6

8

10

86

88

90

92

94

96

98

00

02

04

06

-15

-10

-5

0

5

10

15

86

88

90

92

94

96

98

00

02

04

06

-8

-6

-4

-2

0

2

4

6

8

10

86

88

90

92

94

96

98

00

02

04

06

-10

-5

0

5

10

15

20

Appendix 3
Valuations

Source: IBES

15.3

18.5

15.8

13.8

Utilities

17.8

18.9

21.6

18.8

19.5

24.2

15.9

16.8

15.4

15.5

Japan

14.9

13.8

14.1

Telecommunications

17.8

16.7

16.2

Information Technology

15.7

10.7

10.6

Financials

Pacific Basin

Europe ex UK

12 Month Forward PE

13.4

16.9

17.6

15.6

16.1

12.9

10.9

15.6

12.7

Average

16.9

15.2

Industrials

18.7

15.6

Consumer Discretionary

23.6

12.9

Healthcare

20.3

17.4

Consumer Staples

11.9

11.2

UK

Materials

Energy

12.0

18.0

Frontegra Asset Management

400 Skokie Boulevard, Suite 500

Northbrook, IL 60062-2815

Telephone : (847) 509 9860  /  Fax: 847-509-9845